Exhibit 99.2

LAKE SHORE GOLD CORP. 181 University Ave., Suite 2000 Toronto, Ontario, Canada, M5H 3M7

MANAGEMENT INFORMATION CIRCULAR

March 30, 2015

Table of Contents

BUSINESS OF THE MEETING		1
1.	FINANCIAL STATEMENTS	1
2.	SETTING THE NUMBER OF DIRECTORS TO BE ELECTED	1
3.	ELECTION OF DIRECTORS	1
4.	APPOINTMENT OF AUDITORS	2
5.	OTHER BUSINESS	2
VOTING AND QUORUM		2
PERSONS MAKING THIS SOLICITATION OF PROXIES		2
GENERAL PROXY INFORMATION		3
1.	APPOINTMENT OF PROXYHOLDER	3
2.	VOTING BY PROXY	3
3.	COMPLETION AND RETURN OF PROXY	3
4.	NON-REGISTERED HOLDERS	3
5.	REVOCABILITY OF PROXY	4
INTEREST OF CERTAIN PERSONS IN MATTERS TO BE ACTED UPON		4
VOTING SHARES AND PRINCIPAL HOLDERS THEREOF		5
ELECTION OF DIRECTORS		5
STATEMENT OF EXECUTIVE COMPENSATION		13
EQUITY COMPENSATION PLAN INFORMATION		34
INDEBTEDNESS OF DIRECTORS AND OFFICERS		34
APPOINTMENT OF AUDITOR		34
INTEREST OF INFORMED PERSONS IN MATERIAL TRANSACTIONS		35
MANAGEMENT CONTRACTS		35
CORPORATE GOVERNANCE DISCLOSURE		35
SHAREHOLDER PROPOSALS		47
ADDITIONAL INFORMATION		47
DIRECTORS’ APPROVAL		50

LAKE SHORE GOLD CORP.

This Information Circular contains information as at March 25, 2015, unless otherwise stated.

BUSINESS OF THE MEETING

1.	FINANCIAL STATEMENTS

The consolidated financial statements of Lake Shore Gold Corp. (the "Corporation" or “Lake Shore Gold”) for the year ended December 31, 2014 are included in the 2014 Annual Report, which has been mailed separately to registered shareholders and to beneficial owners who have requested to have a copy mailed to them, and will be placed before the shareholders at the Annual General Meeting of Shareholders on April 29, 2015 (the “Meeting”).

2.	SETTING THE NUMBER OF DIRECTORS TO BE ELECTED

The Corporation’s articles of amalgamation (the “Articles”) provide that the board of directors consist of a minimum of three and a maximum of fifteen directors. The board of directors of the Corporation presently consists of eight directors. Management proposes that the number of directors on the Corporation’s board be maintained at eight. Shareholders will therefore be asked at the Meeting to approve an ordinary resolution that the number of directors elected be set at eight for the ensuing year, subject to such increases as may be permitted by the Articles and the provisions of the Canada Business Corporations Act. The Corporation’s board of directors recommends a vote “FOR” the approval of the resolution setting the number of directors at eight. In the absence of instructions to the contrary, the persons designated in the enclosed form of proxy or request for voting instructions (the “Proxy”) intend to vote FOR the approval of the resolution setting the number of directors at eight.

3.	ELECTION OF DIRECTORS

Management proposes to nominate for election to the Corporation’s Board of Directors the persons named in the section of this Information Circular titled, “Election of Directors” on page 5. Please refer to that section for a biography of each nominee. All of the nominees are currently directors of the Corporation. Each director elected will hold office until the next annual general meeting or until his or her successor is duly elected or appointed, unless such director’s office is earlier vacated in accordance with the Articles of the Corporation or such director becomes disqualified to act as a director.

Pursuant to By-Law No. 3 of the Corporation, any additional director nominations for the Meeting must have been received by the Company in compliance with By-Law No. 3 no later than March 30, 2015. As no such nominations were received by the Company prior to such date, management's nominees for election as directors set forth in the section of this Information Circular titled, “Election of Directors” on page 5 shall be the only nominees eligible to stand for election at the Meeting.

Unless authority is withheld, the persons named in the accompanying form of Proxy intend to vote for these nominees. All of the nominees have established their eligibility and willingness to serve as directors. The Proxy permits shareholders to cast a vote in respect of each nominee individually, by voting in favour of the director or withholding a vote for the director. The Board has adopted a majority voting policy for uncontested director elections, as described below in the section titled “Election of Directors” on page 5, which requires that votes in favour of a director be greater than votes withheld.

Directors’ attendance at Board and committee meetings held in 2014 is set forth in Item 1(g) of the section titled “Corporate Governance Disclosure” on page 36.

4.	APPOINTMENT OF AUDITOR

The shareholders will be asked at the Meeting to vote for the appointment of Deloitte LLP, Chartered Accountants, as the auditor of the Corporation for the financial year ending on December 31, 2015, and to authorize the directors to fix the auditor’s remuneration. Deloitte LLP was initially appointed auditor of the Corporation in 2002. Information about the fees paid to Deloitte LLP over the past two years is set out in the section of this Information Circular titled “Appointment of Auditor” on page 34. The Corporation’s board of directors recommends a vote “FOR” the approval of the resolution appointing Deloitte LLP as auditor. In the absence of a contrary instruction, the persons designated in the enclosed form of Proxy intend to vote FOR the appointment of Deloitte LLP, Chartered Accountants, of 181 Bay Street, Suite 1400, Toronto, Ontario, as auditor for the Corporation to hold office until the next annual general meeting of shareholders, at a remuneration to be fixed by the directors.

5.	OTHER BUSINESS

Management is not aware of any matters to come before the Meeting other than those identified in the Notice of Meeting. Should any other matters properly come before the Meeting, the Shares represented by the Proxy solicited hereby will be voted on such matters in accordance with the instructions given to the proxyholder.

VOTING AND QUORUM

All matters presented to the Meeting require approval by a simple majority of the votes cast at the Meeting, unless stated otherwise.

Quorum for the Meeting will be met if there are at least two persons present, each of whom is entitled to vote at the meeting, and all of whom collectively hold or represent by proxy not less than 25% of the votes entitled to be cast at the meeting. No business shall be transacted at the Meeting unless the requisite quorum is present at the commencement of such Meeting, provided that, if a quorum is present at the commencement of the Meeting, a quorum will be deemed to be present during the remainder of the Meeting.

PERSONS MAKING THIS SOLICITATION OF PROXIES

This Information Circular is furnished in connection with the solicitation of proxies by the management (the “Management”) of the Corporation for use at the Meeting to be held at the time and place and for the purposes set forth in the accompanying Notice of Meeting, and at any adjournment thereof. It is expected that the solicitation will be primarily by mail. Proxies may also be solicited personally by employees of the Corporation. The cost of solicitation will be borne by the Corporation.

GENERAL PROXY INFORMATION

1.	APPOINTMENT OF PROXYHOLDER

The purpose of a proxy is to designate persons who will vote the proxy on a shareholder's behalf in accordance with the instructions given by the shareholder in the Proxy. The persons whose names are printed in the enclosed form of Proxy are officers or directors of Lake Shore Gold (the "Management Proxyholders").

A shareholder has the right to appoint a person other than a Management Proxyholder, to represent the shareholder at the Meeting by striking out the names of the Management Proxyholders and by inserting the desired person's name in the blank space provided or by executing a proxy in a form similar to the enclosed form. A proxyholder need not be a shareholder.

2.	VOTING BY PROXY

Only registered shareholders or duly appointed proxyholders are permitted to vote at the Meeting. Shares represented by a properly executed proxy will be voted or be withheld from voting on each matter referred to in the Notice of Meeting in accordance with the instructions of the shareholder on any ballot that may be called for, and if the shareholder specifies a choice with respect to any matter to be acted upon, the Shares will be voted accordingly.

If a shareholder does not specify a choice and the shareholder has appointed one of the Management Proxyholders as proxyholder, the Management Proxyholder will vote in favour of the matters specified in the Notice of Meeting and in favour of all other matters proposed by Management at the Meeting.

The enclosed form of proxy also gives discretionary authority to the person named therein as proxyholder with respect to amendments or variations to matters identified in the Notice of the Meeting and with respect to other matters which may properly come before the Meeting. At the date of this Information Circular, Management of Lake Shore Gold knows of no such amendments, variations or other matters to come before the Meeting.

3.	COMPLETION AND RETURN OF PROXY

Completed forms of proxy must be received by Lake Shore Gold's registrar and transfer agent, Computershare Investor Services Inc., 9th Floor – 100 University Avenue, Toronto, ON M5J 2Y1, not later than forty-eight (48) hours, excluding Saturdays, Sundays and holidays, prior to the time of the Meeting, unless the Chair of the Meeting elects to exercise his discretion to accept proxies received subsequently.

4.	NON-REGISTERED HOLDERS

Only shareholders whose names appear on the records of Lake Shore Gold as the registered holders of Shares or duly appointed proxyholders are permitted to vote at the Meeting. Most shareholders of Lake Shore Gold are "non-registered" shareholders because the Shares they own are not registered in their name but instead registered in the name of a nominee such as a brokerage firm through which they purchased the Shares; bank, trust company, trustee or administrator of self-administered RRSP's, RRIF's, RESP's and similar plans; or clearing agency such as The Canadian Depository for Securities Limited (a

"Nominee"). If you purchased your Shares through a broker, you are likely a non-registered holder.

In accordance with securities regulatory policy, Lake Shore Gold has distributed copies of the Meeting materials, being the Notice of Meeting, this Information Circular and the Proxy, to the Nominees for distribution to non-registered holders.

Nominees are required to forward the Meeting materials to non-registered holders to seek their voting instructions in advance of the Meeting. Shares held by Nominees can only be voted in accordance with the instructions of the non-registered holder. The Nominees often have their own form of proxy, mailing procedures and provide their own return instructions. If you wish to vote by proxy, you should carefully follow the instructions from the Nominee to make sure that your Shares are voted at the Meeting. If you, as a non-registered holder, wish to vote at the Meeting in person, you should appoint yourself as proxyholder by writing your name in the space provided on the request for voting instructions or proxy provided by the Nominee, and return the form to the Nominee in the envelope provided. Do not complete the voting section of the form as your vote will be taken at the Meeting.

In addition, Canadian securities legislation permits Lake Shore Gold to forward meeting materials directly to non objecting beneficial owners. If Lake Shore Gold or its agent has sent these materials directly to you (instead of through a Nominee), your name and address and information about your holdings of securities have been obtained in accordance with applicable securities regulatory requirements from the Nominee holding Shares on your behalf. By choosing to send these materials to you directly, Lake Shore Gold (and not the Nominee holding on your behalf) has assumed responsibility for (i) delivering these materials to you and (ii) executing your proper voting instructions.

5.	REVOCABILITY OF PROXY

Any registered shareholder who has returned a proxy may revoke it at any time before it has been exercised. In addition to revocation in any other manner permitted by law, a registered shareholder, an attorney authorized in writing by a registered shareholder, or, if the registered shareholder is a corporation, a corporation under its corporate seal or by an officer or attorney thereof duly authorized, may revoke a proxy by instrument in writing, including a proxy bearing a later date. The instrument revoking the proxy must be deposited at the registered office of Lake Shore Gold, at any time up to and including the last business day preceding the date of the Meeting, or any adjournment thereof, or with the Chair of the Meeting on the day of the Meeting. Only registered shareholders have the right to revoke a proxy. Non-Registered Holders who wish to change their vote must arrange for their respective Nominees to revoke the proxy on their behalf.

INTEREST OF CERTAIN PERSONS IN MATTERS TO BE ACTED UPON

Except as disclosed herein, none of the directors or executive officers of the Corporation, nor any person who has held such a position since the beginning of the last completed financial year of the Corporation, nor any proposed nominee for election as a director of the Corporation, nor any associate or affiliate of the foregoing persons, has any material interest, direct or indirect, by way of beneficial ownership of securities or otherwise, in any matter to be acted on at the Meeting other than the election of directors, or in any transaction since the commencement of the Corporation’s last completed financial year or in any proposed transaction not otherwise disclosed herein, which, in either case, has affected or will materially affect the Corporation.

VOTING SHARES AND PRINCIPAL HOLDERS THEREOF

The Corporation has only one class of shares entitled to be voted at the Meeting, namely, common shares without par value (referred to in this Information Circular as “Shares”). All issued Shares are entitled to be voted at meetings of shareholders and each has one non-cumulative vote. There are 435,538,224 Shares issued and outstanding as at March 25, 2015. Only those shareholders of record on March 25, 2015, will be entitled to vote at the Meeting or any adjournment thereof.

To the knowledge of the directors and executive officers of the Corporation, no person or company beneficially owns, directly or indirectly, or exercises control or direction over, Shares carrying 10% or more of the voting rights attached to all outstanding Shares of the Corporation.

ELECTION OF DIRECTORS

The following information concerning the proposed nominees has been furnished by each of them. All of the directors are ordinarily resident in Canada. Included in this information are details of directors’ committee memberships and equity ownership. All nominees are currently directors of the Corporation. All successful nominees are elected for a term of one year, expiring at the next annual general meeting.

The Board has adopted a policy stipulating that if the votes in favour of the election of a director nominee at a shareholders’ meeting represent less than a majority of the total shares voted and withheld, the Nominee will submit his or her resignation promptly after the meeting, for the Corporate Governance and Nominating Committee’s consideration. The Corporate Governance and Nominating Committee will make a recommendation to the Board after reviewing the matter and any extenuating circumstances, and the Board will act on the Corporate Governance and Nominating Committee’s recommendation within 90 days following certification of the shareholder vote. The Board’s decision to accept or reject the resignation offer will promptly be disclosed to the public by press release. The Nominee will not participate in any Corporate Governance and Nominating Committee or Board deliberations on the resignation offer. The majority voting policy does not apply in circumstances involving contested director elections. The full text of the Majority Voting Policy is available on the Corporation’s web site at www.lsgold.com.

The Company’s board of directors recommends a vote “FOR” the appointment of each of the following nominees as directors. In the absence of a contrary instruction, the persons designated by management of the Company in the enclosed form of proxy intend to vote FOR the election of the directors set out in the following tables.

ALAN C. MOON Alberta, Canada Age: 69	Alan C. Moon is an independent businessman, corporate director and consultant since 1997. Prior thereto Mr. Moon held a number of executive positions with TransAlta Corporation which he joined in 1985. From 1994 to 1997 he was President and COO of TransAlta Energy Corporation. Mr. Moon has obtained the Institute of Corporate Directors ICD.D designation.
Position with Corporation:	Director, Chair of the Board (Independent)
Director since:	2005
Committees:	Audit Committee Corporate Governance & Nominating Committee Compensation Committee
Securities held:	238,700 common shares 267,486 Deferred Share Units 102,000 options to acquire common shares
Principal Occupation:	President of Crescent Enterprises Inc.; Corporate Director
Sits on other boards:	• Northern Superior Resources Inc.

ANTHONY P. MAKUCH Ontario, Canada Age: 56	President and CEO of the Corporation since March 2008.

Mr. Makuch is a Professional Engineer (Ontario) with over 25 years of management, operations and technical experience in the mining industry, having managed numerous projects in Canada and the United States from advanced exploration through production. He has been a frequent recipient of mine safety performance awards. He holds a Bachelor of Science Degree (Honours Applied Earth Sciences) from the University of Waterloo, both a Master of Science Degree in Engineering and a Master of Business Administration from Queen’s University, and has obtained the Institute of Corporate Directors ICD.D designation from the University of Toronto Rotman School of Business.
Position with Corporation:	President & Chief Executive Officer, Director
Director since:	2007
Committees:	n/a
Securities held:	300,000 common shares 2,698,420 Performance Share Units 7,183,134 options to acquire common shares
Principal Occupation:	President & Chief Executive Officer of the Corporation
Sits on other boards:	• Barkerville Gold Mines Ltd.
• Mega Precious Metals Inc.

JONATHAN GILL Ontario, Canada Age: 70	Mr. Gill is a Professional Engineer who brings more than 45 years of mining experience to the board of Lake Shore Gold, much of it working in senior mine management roles for Inco Limited in its Ontario and Manitoba divisions and for PT Inco in Indonesia. Since retiring in 2003, Mr. Gill has worked on a number of project assignments for Inco, both in Canada and at the Goro project in New Caledonia; as well as for other companies involving reviews of such projects as FNX Mining Company´s Sudbury operations, the Ambatovy nickel project in Madagascar and the Onca Puma project in Brazil. Mr. Gill is a member of the Association of Professional Engineers of Ontario and is a former Employer Chair of Ontario´s Mining Legislative Review Committee. Mr. Gill has obtained the Institute of Corporate Directors ICD.D designation.
Position with Corporation:	Director (Independent)
Director since:	2008
Committees:	Compensation Committee (Chair) Health, Safety, Environment & Community Committee (Chair) Technical Advisory Committee
Securities held:	47,138 common shares 526,476 Deferred Share Units 102,000 options to acquire common shares
Principal Occupation:	Independent Consultant
Sits on other boards:	n/a

PETER CROSSGROVE Ontario, Canada Age: 78	Mr. Crossgrove is a member of the Order of Ontario and the Order of Canada and a recipient of the Queen’s Jubilee Medal. Mr. Crossgrove has a B.Comm from Concordia University, an M.B.A from the University of Western Ontario, and was a Sloan Fellow in The Doctoral Program at Harvard University. Mr. Crossgrove was the former Chairman and a founder of Masonite International. Prior to 1993 he was Vice Chairman and acting CEO of Placer Dome Inc. Mr. Crossgrove is currently Executive Chairman of Excellon Resources, a company that produces silver, lead and zinc in Mexico. His charitable service includes sitting as past chairman of the Toronto Western Hospital, The Toronto Hospital, The Princess Margaret Hospital, The Canadian Association of Provincial Cancer Agencies, the Founding Chair and Chair Emeritus of Cancer Care Ontario, and he served as treasurer for Care International based in Brussels. For the past six years he has represented the Province of Ontario on the board of the Canadian Partnership Against Cancer.
Position with Corporation:	Director (Independent)
Director since:	2009
Committees:	Corporate Governance & Nominating Committee (Chair) Compensation Committee Technical Advisory Committee
Securities held:	195,353 common shares 679,755 Deferred Share Units 102,000 options to acquire common shares
Principal Occupation:	Corporate Director
Sits on other boards:	• Excellon Resources Inc. (Chairman) • Dundee REIT • Pelangio Exploration Inc. • Orbite Aluminae Inc.

ARNOLD KLASSEN British Columbia, Canada Age: 63	Arnold Klassen is a Chartered Accountant and Certified Public Accountant and has over 35 years of experience in accounting, audit and tax, with over 30 years of experience in the Mining Industry. Mr. Klassen is currently President of AKMJK Consulting Ltd., a private consulting company, and prior to that was the Vice President of Finance for Dynatec Corporation from 1988 to 2007. Dynatec Corporation was a publicly traded TSX listed company from 1997 to 2007. Mr. Klassen holds a degree in Commerce from the University of British Columbia and spent seven years with KPMG prior to becoming Vice President of Finance with the Tonto Group of Companies from 1984 to 1998. Mr. Klassen has obtained the Institute of Corporate Directors ICD.D designation.
Position with Corporation:	Director (Independent)
Director since:	2008
Committees:	Audit Committee (Chair) Technical Advisory Committee (Chair) Corporate Governance & Nominating Committee
Securities held:	50,000 common shares 267,486 Deferred Share Units 102,000 options to acquire common shares
Principal Occupation:	President of AKMJK Consulting Ltd.
Sits on other boards:	• Northern Superior Resources Inc.

INGRID HIBBARD Ontario, Canada Age: 56	Ms. Hibbard is the President and Chief Executive Officer and a director of Pelangio Exploration Inc. and was the Chief Executive Officer of PDX Resources Inc. (formerly Pelangio Mines Inc. and Pelangio-Larder Mines, Limited) from 1997 to 2009. Ms. Hibbard has been a director of Detour Gold since 2007. She played a key role throughout the history of the Detour Lake mine property including as President of Pelangio-Larder Mines Limited which, in 1998, acquired the property under a joint venture with Franco-Nevada Mining Company Limited from Placer Dome (CLA) Ltd. (now Goldcorp) up to Pelangio’s sale of the Detour Lake assets to Detour Gold Corporation in 2007. Ms Hibbard has more than 25 years of experience in the international mining industry. Ms. Hibbard holds a Bachelor of Arts degree and an LL.B from the University of Western Ontario and is called to the Bar in both Ontario and Manitoba. Ms. Hibbard’s law practice focussed on mining and securities law, with clients ranging from junior exploration companies to major mining companies, including Noranda Mines and Hemlo Gold Mines.
Position with Corporation:	Director (Independent)
Director since:	2014
Committees:	n/a
Securities held:	17,300 common shares 56,009 Deferred Share Units
Principal Occupation:	President and CEO of Pelangio Exploration Inc.
Sits on other boards:	• Pelangio Exploration Inc. • Detour Gold Corporation

DIANE FRANCIS Ontario, Canada Age: 68	Diane Francis is the Editor-at-Large at the National Post, a Distinguished Professor at Ryerson University’s Ted Rogers School of Management, and an author and public speaker. Ms. Francis was a director of Aurizon Mines Ltd. from 2007 until its acquisition in June 2013. Ms. Francis currently serves on the boards of the Toronto Symphony Orchestra and the Ryerson University Cabinet.
Position with Corporation:	Director (Independent)
Director since:	2013
Committees:	Corporate Governance and Nominating Committee Audit Committee Compensation Committee
Securities held:	180,775 Deferred Share Units
Principal Occupation:	Editor-at-Large at the National Post
Sits on other boards:	n/a

FRANK HALLAM British Columbia, Canada Age: 55	Frank Hallam is the Chief Financial Officer of Platinum Group Metals Ltd. Mr. Hallam has extensive operating and corporate finance experience at the senior management level with several publicly listed resource companies. Mr. Hallam was the key architect of the Western Bushveld Joint Venture between Platinum Group Metals Ltd. and Anglo Platinum Ltd. He was also the original founder of New Millennium Metals Corporation, a predecessor to Platinum Group Metals Ltd. Mr. Hallam was a co-founder of MAG Silver Corp. and served as CFO of MAG from 2003 to 2010 and as a director until June 2014. From 1994 until 2002 he was a director and CFO of Tan Range Exploration Corporation, focused on gold exploration and development throughout East Africa working with groups such as JCI Limited, Barrick Gold Corporation and Newmont Mining Corporation. He was a co-founder of West Timmins Mining Inc. and served as CFO from September 13, 2006 to August 7, 2008 and a director from September 13, 2006 until November 6, 2009. Mr. Hallam also has extensive experience in oil & gas exploration and development. He was previously an auditor with Coopers and Lybrand, specialized in their Mining Practice. He is a chartered accountant and has a degree in business administration from Simon Fraser University.
Position with Corporation:	Director (Independent)
Director since:	2009
Committees:	Audit Committee Health, Safety, Environment & Community Committee
Securities held:	499,927 common shares 267,486 Deferred Share Units 102,000 options to acquire common shares
Principal Occupation:	Chief Financial Officer of Platinum Group Metals Ltd.
Sits on other boards:	• Platinum Group Metals Ltd. • West Kirkland Mining Inc. • Nextraction Energy Corp.

Director Compensation

DIRECTOR COMPENSATION TABLE

(a)	(b)	(c)	(d)	(e)	(f)	(g)	(h)
		Share-	Option-	Non-Equity
	Fees	based	based	Incentive Plan	Pension	All Other	Total
	Earned	Awards	Awards	Compensation	Value	Compensation	Compensation
Name	($)	($)(2)	($)	($)	($)	($)	($)
Alan Moon	153,500	50,000					203,500
Arnold Klassen	97,000	50,000					147,000
Peter Crossgrove	74,500	50,000					124,500
Frank Hallam	74,000	50,000					124,000
Jonathan Gill	94,500	50,000					144,500
Diane Francis	68,000	50,000					118,000
Ingrid Hibbard	3,538	50,000					53,538
Anthony Makuch (1)

(1) Mr. Makuch does not receive any compensation for his role as director and his compensation as President and CEO is reported in the Summary Compensation Table below on page 29.

(2) The grant date fair value of deferred share units is determined using the volume weighted average price on the Toronto Stock Exchange for the 5 trading days immediately preceding the grant date. For financial reporting purposes, the Corporation values DSUs using the Black-Scholes option pricing model with the following assumptions: expected volatility based on past history of 73% to 84%, risk-free interest rate of 1.02% to 2.36%, dividend rate of $Nil and expected life ranging between 3 – 11 years (depending on age and expected remaining years of service of each director). Using the Black-Scholes model with these assumptions at the date of grant, the value of the share based awards to individual directors ranges from $23,939 to $35,685.

Material Factors Necessary to Understand Director Compensation

The compensation scheme for non-executive directors for 2014 included the following cash payments:

  an annual fee of $50,000;

  an additional annual fee of $75,000 for the Chair of the Board;

  an additional annual fee of $15,000 for the Chair of the Audit Committee;

  an additional annual fee of $5,000 for the Chair of each other committee of the Board;

  an additional $1,500 for each meeting attended, in person or by telephone;

  an additional $1,500 for each non-meeting day of service provided by a director in his capacity as such; and

  an additional $1,500 per meeting attended in person for each director who has to travel from outside the province where the meeting is held.

Directors are also reimbursed for travel and other expenses incurred in attending meetings and the performance of their duties.

In addition to cash payments, directors are awarded annually deferred share units with a grant date fair value (based on a 5-day volume weighted average price) of $50,000. Directors may also elect to take additional deferred share units in lieu of cash compensation. In 2014, Peter Crossgrove received all of his fees in the form of Deferred Share Units, and Jonathan Gill received 50% of his fees in the form of Deferred Share Units.

Director Equity-based Awards

DIRECTOR OUTSTANDING SHARE-BASED AWARDS AND OPTION-BASED AWARDS

(a)	(b)	(c)	(d)	(e)	(g)	(j)
	Option-based Awards				Share-based Awards
						Market or
					Number of	Payout
					Shares or	Value of
	Number of			Value of	Units	Share-
	Securities			Unexercised	of Shares	based
	Underlying	Option		In-The-	That	Awards
	Unexercised	Exercise	Option	Money	Have Not	That Have
	Options	Price	Expiration	Options	Vested	Not Vested
Name	(#)	($)	Date	($)(2)	(#)(3)	($)(2)
Alan Moon	102,000	3.65	10/05/2015	-	267,486	208,639.08
Arnold Klassen	102,000	3.65	10/05/2015	-	267,486	208,639.08
Jonathan Gill	102,000	3.65	10/05/2015	-	526,476	410,651.28
Peter Crossgrove	102,000	3.65	10/05/2015	-	679,755	530,208.90
Frank Hallam	102,000	3.65	10/05/2015	-	267,486	208,639.08
Diane Francis	-	-	-	-	180,775	-
Ingrid Hibbard	-	-	-	-	56,009	-
Anthony Makuch (1)
(1)	Option information for Mr. Makuch is disclosed below in this Information Circular in the table describing Incentive Plan Awards for officers on page 30.
(2)	Based on the December 31, 2014, closing price on the TSX, which was $0.78.
(3)	As at December 31, 2014.

Option grants to directors were intended as a long term incentive and vest in equal portions over three years. In 2011, the Corporation discontinued the practice of granting options to directors.

INCENTIVE PLAN AWARDS - VALUE VESTED OR EARNED DURING THE YEAR

(a)	(b)	(c)	(d)
	Option-Based Awards -	Share-based Awards -	Non-equity Incentive Plan
Name	Value Vested During the	Value Vested During	Compensation - Value Earned
	Year	the Year	During the Year
	($)(2)	($)(3)	($)
Alan Moon	-	-	-
Arnold Klassen	-	-	-
Jonathan Gill	-	-	-
Peter Crossgrove	-	-	-
Frank Hallam	-	-	-
Anthony Makuch (1)
(1)	Incentive information for Mr. Makuch is disclosed below in this Information Circular in the table describing Incentive Plan Awards – Value Vested or Earned During the Year for officers on page 12.
(2)	The Corporation ceased granting options to directors in 2011, and all options are now fully vested.
(3)	DSUs issued to a director do not vest until the director steps down from the board.

To ensure that directors’ interests are aligned with those of the Corporation's shareholders, the Board adopted a policy in 2011 to require each director to hold shares (or share based awards) of the Corporation with a market value of not less than $150,000. Directors have three years from the earlier of the date the policy was implemented and the date they join the board to satisfy the requirement. The following table indicates whether each director has satisfied the requirement as of December 31, 2014 (based on a closing price of $0.78 per Share on the TSX).

Director	Equity at risk	Achievement
	($ value)	(% of target)

Alan C. Moon	$394,825.08	263%
Arnold Klassen	$317,486.00	212%
Jon Gill	$447,418.92	298%
Peter Crossgrove	$875,108.00	583%
Frank Hallam	$598,582.14	399%
Diane Francis(1)	$141,004.50	94%
Ingrid Hibbard(2)	$57,181.02	38%

(1)	Diane Francis joined the Board in November 2013, and has until November 2016 to acquire common shares or DSUs with a value of at least $150,000.

(2)	Ingrid Hibbard joined the Board in December 2014, and has until December 2017 to acquire common shares or DSUs with a value of at least $150,000.

STATEMENT OF EXECUTIVE COMPENSATION

Unless otherwise stated, "dollars" or "$" means Canadian dollars.

As used in this section, “CEO” means the President and Chief Executive Officer of the Corporation; “CFO” means the Chief Financial Officer of the Corporation; and “NEOs” refers to the CEO, the CFO and the three other most highly compensated executive officers of the Corporation during the most recently completed financial year (and “NEO” may refer to any one of them as the context requires).

Compensation Discussion and Analysis

This section of the Information Circular describes and explains all significant elements of compensation awarded to, earned by, paid to, or payable to NEOs for the most recently completed financial year. This section also identifies the objectives and material elements of compensation awarded to the NEOs and the reasons for the compensation. For a complete understanding of the executive compensation program, this Compensation Discussion and Analysis should be read in conjunction with the Summary Compensation Table and other executive compensation-related disclosure included in this Information Circular.

Compensation Philosophy

Executive compensation policies and programs are intended to support the Corporation’s strategic growth and operational goals, which are focused on increasing shareholder value through reliable operations, sustained performance, safety and environmental excellence and profitable growth.

Lake Shore Gold’s compensation programs are competitive, designed around pay-for-performance objectives and are responsive to market changes. Actual rewards under short-, mid- and long-term programs are directly linked to business results and increased shareholder value.

Compensation Governance

The Board oversees development of the overall strategic direction and policy framework for Lake Shore Gold. This responsibility, in part, is discharged with the assistance of Board committees, including the Compensation Committee.

All Compensation Committee members are independent directors. The Compensation Committee is currently comprised of the following members: Jonathan Gill (chair), Peter Crossgrove, Diane Francis and Alan Moon. The Compensation Committee members have experience in top leadership roles, strong knowledge of the mining industry, and a mix of experience, as well as tenure as directors of various public companies. Specifically:

  Mr. Gill is a Professional Engineer with over 45 years experience in the mining industry who has held senior roles in mine management and has done extensive consulting work for leading international mining companies. Mr. Gill has received accreditation from the Institute of Corporate Directors.

  Mr. Crossgrove has held senior executive roles, including as CEO and President, of several publicly listed companies in mining and other industries throughout his career,

  and currently serves on the boards of several publicly listed mining companies and has experience serving on compensation committees.

  Mr. Moon is an experienced corporate director, having served on several boards in the mining industry, and is a former senior executive in the energy sector. Mr. Moon has received accreditation from the Institute of Corporate Directors.

  Ms. Francis is a Distinguished Professor at Ryerson University’s Ted Rogers School of Management and has been a Visiting Fellow at Harvard University’s Joan Shorenstein Center on Media, Politics and Public Policy. She is an expert on geopolitics, business and white collar crime.

This background provides the Compensation Committee with the collective experience, skills and qualities to support the Board effectively in carrying out its mandate.

The Committee is also empowered to retain such advisors as it deems necessary in carrying out its mandate. The Committee did not retain any compensation consultants in 2014 or 2013.

The Corporation participates annually in compensation surveys prepared by the Hay Group and Mercer LLC, and in respect of the latter pays a fee for the survey results.

Executive Compensation-Related Fees

Set out below are the aggregate fees paid by the Company to each consultant or advisor for services related to determining compensation for any of the company's directors and executive officers, and for all other services.

	2014		2013
	Executive Compensation Related Fees	All Other Fees	Executive Compensation Related Fees	All Other Fees
Hay Group	Nil	Nil	Nil	Nil
Mercer LLC	Nil	$5,130 to receive survey results	Nil	$4,500 to receive survey results

Central to the role of the Compensation Committee is the alignment of executive compensation with the delivery of shareholder value. The capabilities, powers and operation of the Compensation Committee include assisting the Board annually by:

  reviewing and approving the overall corporate goals and objectives of Lake Shore Gold relevant to compensation of the NEOs, and ensuring that the overall goals and objectives of Lake Shore Gold are supported by an appropriate executive compensation philosophy and programs;

  evaluating the performance of the CEO against approved goals and criteria, exercising discretion in evaluating variances from stated goals, and recommending to the Board the total compensation for the CEO in light of the evaluation of the CEO’s performance;

  reviewing in-depth the CEO’s evaluation of the other senior executives’ performance and recommendations for total compensation of these senior executives, and exercising discretion in evaluating variances from stated goals;

  reviewing the succession planning process and results for senior executives;

  reviewing, on a summary basis, any significant compensation, pension and benefit programs for employees generally, with consideration of accounting, tax, design, legal, regulatory and risk implications and the pay-for-performance relationship for variable pay; and

  reviewing executive compensation disclosure and recommending it to the Board for approval before Lake Shore Gold publicly discloses this information.

The Compensation Committee’s assessment of corporate performance is a discretionary exercise based on a number of qualitative and quantitative factors, including execution of ongoing projects and transactions, safety, operational performance, and progress on key growth initiatives. A percentage of each NEO’s particular incentive award is based on the overall performance of the Corporation, in addition to the NEO’s individual performance. The Compensation Committee then exercises discretion in evaluating achievement and the reasons for any variances. The Compensation Committee’s decisions with respect to Total Direct Compensation for NEOs for 2014 are noted below in the section “Compensation Decisions for 2014”.

Compensation Risk Management

Lake Shore Gold’s executive compensation policies and programs are designed to create appropriate incentives to increase long-term shareholder value. While the mining business by its nature requires some level of risk-taking to achieve returns in line with shareholder expectations, Lake Shore Gold has designs and structures within its policies and programs to limit risk.

When considering the potential risks facing Lake Shore Gold, it is important to recognize that the mining business has intrinsic risks, and that many of the factors that influence the Corporation’s performance (e.g., gold prices and foreign exchange) are outside the direct control of management and not subject to potential manipulation for financial gain. Given the oversight procedures and the key risk mitigation features of Lake Shore Gold’s compensation policies and programs described below, Lake Shore Gold believes that it would be difficult for anyone in management acting alone, or acting as a group, to make self-interested decisions for immediate short-term gains that could have a material impact on the organization’s financial or share price performance.

The Compensation Committee believes the following factors help to mitigate any incentive under the Corporation’s compensation policies for undue risk taking:

  In the normal course of business, Lake Shore Gold has financial controls that provide limits and authorities in areas such as capital and operating expenditures, divestiture decisions and transactions.

  Total direct compensation for executives provides an appropriate balance between base salary and variable, performance based compensation. For the NEOs, emphasis is not focused on one compensation component, but is spread across short-, mid- and long- term programs to support and balance sustained short-term performance and long-term profitable growth.

  Lake Shore Gold’s total compensation for executives is regularly benchmarked against a subset of companies in the Canadian mining industry. This ensures that compensation is competitive within the industry and aligned with Lake Shore Gold’s philosophy.

  For Lake Shore Gold’s NEOs, up to 70% (depending on position) of their target total direct compensation is variable based on company, business unit and individual performance. Of the variable compensation, approximately 60% is mid- and long-term focused and 40% is short-term. The weighting towards mid- to long-term compensation mitigates the risk of too much emphasis on short-term goals at the expense of long-term sustainable performance.

  Short-term incentive pay is earned through a balanced, diversified mix of performance measures, and is ultimately subject to Board discretion. The performance measures include financial and operational goals. The goals, results and payouts are reviewed by the Compensation Committee. This balanced approach discourages the unintended consequence of encouraging a singular focus at the expense of other key factors.

  Lake Shore Gold’s mid-term Performance Share Unit (‘‘PSU’’) Plan rewards relative total shareholder return (‘‘TSR’’) performance over three years versus the constituents of the S&P/TSX Global Gold Index. The three year performance period deters short-term focused decision making. There is a cap of 150% of target for relative TSR performance at the very top of the peer group and threshold levels below that with a minimum payout of 100% of target.

  Long-term incentives are in the form of stock options, which vest over three years and have a five year term, reinforcing the goal of building and sustaining long-term value in line with shareholder interests.

  PSUs and stock options are granted annually, thereby providing overlapping performance cycles that require sustained high levels of performance to achieve a consistent payout.

  Lake Shore Gold executives must achieve and maintain specific at-risk equity levels based on a multiple of their annual salary. A substantial equity level in the company assists in aligning executive interests with those of shareholders. The equity ownership guidelines for executive officers are found below, in the section titled “Equity Based Awards – Equity Ownership Requirements” of this Information Circular, and range from 50% of base salary for certain vice presidents to 200% of base salary for the CEO.

  The Compensation Committee and the Board provide strong oversight of the management of Lake Shore Gold’s compensation programs. The Compensation Committee has discretion in assessing performance under executive compensation programs to adjust metrics or the payouts based on results and events, including the discretion to lower payouts under the Short-Term Incentive Plan.

The Corporation does not currently have any policies or provisions that would allow it to “claw back” bonus payments if wrongdoing is discovered late. The Corporation does not currently have any specific policies prohibiting a NEO or director from purchasing financial instruments that are designed to hedge or offset a decrease in market value of equity securities granted as compensation or held, directly or indirectly, by the NEO or director, but the Corporation’s Disclosure and Stock Trading Policy would require all insiders to pre-clear any such transaction with the General Counsel, who has authority to deny permission for any transaction that has the appearance of impropriety or might damage the reputation of the Corporation.

Named Executive Officers

The CEO at the end of the most recently completed financial year-end was Anthony Makuch, who took office as the CEO as of March 1, 2008.

The CFO at the end of the most recently completed financial year-end was Philip C. Yee, who took office as of May 1, 2013.

The three other most highly compensated executive officers for the last financial year were Eric Kallio, Vice President of Exploration, Merushe Verli, Vice-President of Finance, and Alasdair Federico, Vice-President, General Counsel and Corporate Secretary.

Objectives of the Compensation Program

In order for Lake Shore Gold to continue its fast-paced growth into a mid-tier gold producer, the Corporation requires experienced mining personnel with a proven track record of success. It is a key element of the Corporation’s Compensation Philosophy that compensation be competitive within the market in which the Corporation competes for talent. In addition, compensation should accomplish the following:

  attract, retain and motivate senior executives in a highly competitive industry and business environment;

  link executive compensation to corporate performance and creating shareholder value; and

  reward successful achievement of corporate and individual performance objectives.

Market Benchmarking

Lake Shore Gold’s policy is to provide compensation that is competitive with the median of the marketplace compensation levels. The Corporation participates annually in the Hay Group Global Mining Compensation review and in the Canada Mercer Mining Industry Compensation Survey (the “Mercer Survey”). The Mercer Survey provides compensation data from the following companies, but without attribution of data to particular companies:

Agnico-Eagle Mines Limited	Entree Gold, Inc.	Osisko Mining Corporation
Alderon Iron Ore Corp.	Foresight Energy, LLC	Pan American Silver Corp.
Aldridge Minerals, Inc.	Fortune Minerals Limited	Pembrook Mining Corp.
Allied Nevada Gold	General Moly, Inc.	PotashCorp
Alpha Natural Resources, Inc.	Glencore Canada Corporation - Nickel	Primero Mining Corp.
ArcelorMittal Mines Canada, Inc.	Glencore Canada Corporation - Zinc	Rio Tinto
Arch Coal, Inc.	Goldcorp, Inc.	Romarco Minerals, Inc.
AREVA Resources Canada, Inc.	Golden Star Resources, Ltd.	Royal Gold, Inc.
Argonaut Gold, Inc.	Hecla Mining Company	Royal Nickel Corporation
Armstrong Energy, Inc.	Hudbay Minerals, Inc.	Rubicon Minerals Corporation
Atna Resources, Ltd.	Iamgold Corporation	Sangold Corporation
Aura Minerals, Inc.	Imperial Metals Corporation - Huckleberry Mines, Ltd.	Shore Gold Inc.
AuRico Gold, Inc.	International Tower Hill Mines, Ltd.	Silver Standard Resources, Inc.
Avalon Rare Metals, Inc.	Intrepid Potash, Inc.	Silver Wheaton Corp.
Avanti Mining, Inc	Ivernia, Inc.	St Andrew Goldfields, Ltd.
B2Gold Corp.	K+S Potash Canada	St. Augustine Gold and Copper, Ltd.
Baffinland Iron Mines LP	KGHM International	Tahoe Resources, Inc.

Barrick Gold of North America	Kinross Gold Corporation	Taseko Mines Limited
BHP Billiton Canada, Inc.	Kirkland Lake Gold, Inc.	Tata Steel Minerals Canada, Ltd.
Cameco Corporation	Lake Shore Gold Corp	Teck Resources Limited
Canadian Zinc Corporation	Ledcor Group of Companies	Teranga Gold Corporation
Capstone Mining Corp.	Les Diamants Stornoway (Canada), Inc.	The Mosaic Company
Centerra Gold, Inc.	Midas Gold Corp.	The North American Coal Corporation
Cliffs Natural Resources	Midway Gold Corporation	TMAC Resources, Inc.
Cloud Peak Energy Resources	Morton Salt, Inc.	Trevali Mining Corporation
Coeur Mining, Inc.	Nevsun Resources, Ltd.	Uranium One, Inc.
CONSOL Energy, Inc.	New Gold, Inc.	Vale Canada Limited
De Beers Canada	North American Palladium Ltd.	Vista Gold Corp
Detour Gold Corporation	NovaCopper, Inc.	Walter Energy, Inc.
Dominion Diamond Ekati Corporation	NovaGold Resources, Inc. (USA)	Western Fuels Association
Dundee Precious Metals, Inc.	Nyrstar, Inc.	Westmoreland Coal Company
Eldorado Gold Corporation	OCI Enterprises, Inc.	Yamana Gold, Inc.
Endeavour Silver Corp.	Orica USA, Inc.	Yukon Zinc Corp.

From this population, the Corporation filters the data to obtain subpopulations that represent the companies with whom Lake Shore Gold competes for talent. The Corporation first filters out companies that have their ultimate head offices outside Canada, which produces a population of approximately 60 companies based in Canada (the population varies depending on the position being benchmarked). Lake Shore Gold believes that the population included in this subset is sufficiently diverse to provide a reliable market median, as outliers have less influence on the results and there is no subjectivity exercised by the Corporation in creating the sample population. The Corporation further filters the remaining companies by number of employees (500 to 999) and by revenues ($100 million to $300 million) to obtain additional median data points that reflect companies of similar size to Lake Shore Gold. The medians from these further subsets are compared to the median for the subpopulation of Canadian companies to ensure there are no significant discrepancies (these medians are not used as the primary benchmark as the sample populations with respect to some positions are very small and therefore more influenced by individual constituents).

Elements of Executive Compensation

Total Direct Compensation represents the combined value of fixed compensation and performance-based variable incentive compensation, comprising: base salary, short-term incentive in the form of an annual cash bonus, mid-term incentive in the form of PSUs, and long-term incentives in the form of stock options.

Base Salary

The Company pays executives a base salary to reward the skills and capabilities demonstrated in performing their regular job responsibilities. In determining base salary levels, the Board and Compensation Committee consider the level of responsibility, level of experience and ability, and overall performance of each NEO. Lake Shore Gold generally targets base salary at the median of the market, as described above in the “Market Benchmarking” section. In certain circumstances, the Corporation will target base salaries above the median for individuals considered to be critical to the Corporation’s long term success and who are part of the Corporation’s succession planning. The salary of the CEO is above the median, and the salaries of the other NEOs are approximately at the median for each of their positions.

Short-Term Incentives

Executive officers are eligible for annual cash bonuses at the discretion of the Board of Directors, based upon corporate, divisional and individual performance goals and objectives, which are established annually by the Board of Directors and in alignment with the Corporation’s business plan and budget for the year. Lake Shore Gold benchmarks short-term incentives to the median of the Mercer Survey data, subject to the discretion of the Compensation Committee and the Board to set actual target payouts above or below the median. The annual incentive plan is designed to reward executive officers for their success in advancing the Corporation’s business plan by achieving the annual objectives. The maximum cash bonus that an executive officer can earn is expressed as a percentage of base salary. The percentage increases with the level of responsibility and ability of the individual to affect the Corporation’s performance. The following were the total eligible bonuses (as a percentage of salary) available for 2014 for the NEOs:

Anthony Makuch, President & CEO	200%
Philip C. Yee, CFO	75%
Eric Kallio, VP Exploration	75%
Merushe Verli, VP Finance	37.5%
Alasdair Federico, VP, General Counsel & Corporate Secretary	37.5%

Mid-Term Incentives

Mid-term incentive (“MTI”) compensation is currently provided through the granting of Performance Share Units (“PSUs”), which was introduced at the end of 2011. The MTI replaced a portion of the compensation previously provided to NEOs under the LTI, and was offset by a corresponding reduction in the fair value of LTI incentive awards. The introduction of the MTI did not result in an overall increase in incentive compensation awards granted to NEOs. The MTI is designed to reward relative share price performance over a specified period, thereby aligning executive rewards with shareholder interests, as well as to provide a retention incentive. Each PSU is equal in value to a common share of Lake Shore, and recipients of PSUs are paid the cash value of the PSUs when they vest (typically three years after they are granted), with the result that participants receive a benefit that fluctuates with the market value of Lake Shore Gold's common shares. In the event of extraordinary performance in the Corporation’s Total Shareholder Return as compared to the other constituents in the S&P/TSX Global Gold Index, participants could receive a payout equal to 150% of the value of the vesting PSUs. NEOs are awarded PSU grants as a percentage of base salary, based on the grant date market value of the Corporation’s common shares. The target award for mid-term incentive is aggregated with the target award for long-term incentive and benchmarked against the median of the Mercer Survey data for similar awards, subject to the discretion of the Compensation Committee and the Board to set actual target payouts above or below the median.

The following table indicates the annual target percentage of base salary awarded to each NEO in PSUs:

Anthony Makuch, President & CEO	75%
Philip C. Yee, CFO	40%
Eric Kallio, VP Exploration	37.5%
Merushe Verli, VP Finance	20%
Alasdair Federico, VP, General Counsel & Corporate Secretary	20%

Long-Term Incentives

Long-term incentive (“LTI”) compensation is currently provided through the granting of stock options. The target award for long-term incentive is aggregated with the target award for mid-term incentive and benchmarked against the median for similar awards in the Mercer Survey data, subject to the discretion of the Compensation Committee and the Board to set actual awards above or below the median. The LTI is designed to provide a direct link between executive compensation and longer term corporate performance and growth, and to create long-term shareholder value, in addition to serving as a retention incentive. Participants benefit only if the market value of Lake Shore Gold's common shares at the time of stock option exercise is greater than the exercise price of the stock options at the time of grant. Unless otherwise specified by the Board at the time of grant, stock options have the following attributes: an exercise price equal to the volume weighted average trading price on the Toronto Stock Exchange for the 5 days preceding the grant date; vesting as to 33⅓% on each anniversary of the grant date for a period of three years; and expiring five years from the grant date. NEOs are awarded stock options as a percentage of base salary, based on the grant date fair value of an option using the Black-Scholes model. The following table indicates the annual target percentage of base salary awarded to each NEO in stock options:

Anthony Makuch, President & CEO	75%
Philip C. Yee, CFO	40%
Eric Kallio, VP Exploration	37.5%
Merushe Verli, VP Finance	20%
Alasdair Federico, VP, General Counsel & Corporate Secretary	20%

Other Compensation

Executive officers participate in the standard benefit plans that the Corporation makes available to all employees, including a defined contribution pension plan (as described below), and traditional health and welfare programs. Executives may also receive from time to time other benefits that the Corporation believes are reasonable and consistent with its overall executive compensation program. These benefits, which are based on competitive market practices, support the attraction and retention of executive officers. For example, certain executive officers who work at the Corporation’s head office are eligible for a Corporation-paid reserved parking stall, which in 2014 was valued at approximately $3,540 for a full year.

Equity-Based Awards

PSU Granting Process

The Compensation Committee is responsible for recommending to the Board for its approval any PSU grants for executive officers. PSU grants are awarded on an annual basis based on a pre-approved salary administration structure, involving a calculation of an employee’s target mid-term incentive based on a specified percentage of the employee’s annual salary (set out above under the discussion of Mid-Term Incentives on page 19), divided by the grant date market value of a common share. PSU grants are not contingent on the number, term or current value of other outstanding compensation previously awarded to the individual.

PSU Plan Amendments

The PSU plan is cash settled and does not result in the issuance of any common shares. The Board has the authority to discontinue or amend the PSU plan at any time without shareholder approval. Management does not have a right to amend, suspend or discontinue the PSU plan.

Stock Option Granting Process

The Compensation Committee is responsible for approving all individual stock option grants to non-executive employees, and for recommending to the Board for its approval any stock option grants for executive officers.

Stock option grants may be assessed at the time an employee joins the Corporation and thereafter annually. Employees may also be eligible for an option grant at the time of a promotion. The Corporation has adopted a Stock Option Grant Policy which provides for an annual grant of a number of options based on a pre-approved salary administration structure, involving a calculation of an employee’s target long-term incentive based on a specified percentage of the employee’s annual salary (set out above under the discussion of Long-Term Incentives on page 20), divided by the grant date fair value of an option using the Black-Scholes Model. In certain circumstances, the CEO may make recommendations to the Compensation Committee regarding individual stock option awards for recipients where a variance from the policy is proposed to recognize extraordinary contributions or circumstances.

The Compensation Committee deliberates and considers the calculated number under the Stock Option Grant Policy as well as other information in order to determine the CEO’s stock option grant recommendation to the Board.

The Compensation Committee reviews the appropriateness of the stock option grant recommendations from management for all eligible employees and may accept or adjust these recommendations.

Stock option grants are not contingent on the number, term or current value of other outstanding compensation previously awarded to the individual, except in the case of a promotion, where previous option grants may be considered in determining an appropriate grant to bring the promoted employee’s option holdings into line with his or her new position.

Stock Option Plan Amendments

The Board has the authority to discontinue the stock option plan at any time without shareholder approval. The Board may also make certain amendments to the plan without shareholder approval, including such amendments as setting the vesting date of a given grant and changing the expiry date of an outstanding stock option that does not entail an extension beyond the original expiry date. No amendments can be made to the stock option plan that adversely affect the rights of any option holder regarding any previously granted options without the consent of the option holder.

Management does not have a right to amend, suspend or discontinue the stock option plan. The stock option plan also provides that certain amendments be approved by the shareholders of Lake Shore Gold as provided by the rules of the Toronto Stock Exchange (“TSX”).

Equity Ownership Requirements

In 2011, the Board adopted an equity ownership requirement for all officers of Lake Shore Gold, requiring each officer to hold equity in the Corporation with an at-risk value equal to a specified percentage of the officer’s salary. Stock options do not count towards the ownership requirement, but PSUs are counted up until the time they vest. Officers must comply with the requirements within 5 years from the later of the date of adoption and the date the officer joined the Corporation. The ownership requirements do not extend after the officer leaves the Corporation. The requirements for the NEOs are set out below, along with their compliance as of December 31, 2014, based on a closing price of $0.78 per Share on the TSX:

Officer	Current equity	Requirement	Current equity at
	at risk	(% of base salary)	risk
	($ value)		(% of base salary)

Anthony Makuch	$2,338,767.60	200%	354%
President & CEO

Philip C. Yee	$482.290.38	100%	156%
VP & CFO

Eric Kallio	$488,979.66	100%	163%
VP Exploration

Merushe Verli	$182,492.70	50%	79%
VP Finance

Alasdair Federico	$209,254.50	50%	84%
VP, General Counsel & Corporate Secretary

How the Corporation Determines Compensation

The Role of the Compensation Committee and the Board

The Compensation Committee makes recommendations to the Board for its approval with respect to all compensation to be awarded to the NEOs. The Compensation Committee may direct management to gather information on its behalf, and provide initial analysis and commentary. The Compensation Committee reviews this material along with other information received from external advisors, if any, in its deliberations before considering or rendering decisions.

The Compensation Committee has full discretion to adopt or alter management’s recommendations, to consult its own external advisors, and to make final determinations for recommendation to the Board. The Board makes final determinations on executive compensation and in doing so relies heavily on recommendations from the Compensation Committee, but retains the discretion to reject the Compensation Committee’s recommendations in appropriate circumstances.

The Compensation Committee believes it is important to follow appropriate governance practices in carrying out its responsibilities with respect to the development and administration of executive compensation and benefit programs. Governance practices followed by the Compensation Committee include holding in-camera sessions without management present and, when necessary, obtaining advice from external consultants.

The Role of Management

Management has direct involvement in and knowledge of the business goals, strategies, experiences and performance of the Corporation. As a result, management plays an important role in the compensation decision-making process. The Compensation Committee engages in active discussions with the CEO concerning the determination of performance objectives, including individual goals and initiatives for executives, and whether, and to what extent, criteria for the previous year have been achieved for those individuals. The CEO makes recommendations to the Compensation Committee regarding the amount and type of compensation awards for other members of executive management. The CEO may also provide a self-assessment of his own individual performance objectives and/or results achieved, if permitted by the Compensation Committee.

The VP of Human Resources provides the Compensation Committee and the Chair of the Board with relevant market data and other information, in order to support the Compensation Committee’s deliberations regarding the CEO’s and other executives’ compensation, and subsequent recommendation to the Board.

Performance Assessment

The Compensation Committee's comprehensive assessment of the overall business performance of Lake Shore Gold, including corporate performance against objectives (both quantitative and qualitative), business circumstances and, where appropriate, relative performance against peers, provides the context for individual executive officer evaluations for all direct compensation awards.

The Compensation Committee’s assessment of performance is based on key performance indicators (“KPIs”) set annually for members of senior management. The KPIs have three components with a weighting attached to each component. The first component is based on corporate objectives for financial management and performance, and for compliance with health, safety and environmental targets. The second component is based on operational objectives and includes production and development targets for the year. The third component is based on a subjective assessment of performance. All objectives may include a combination of quantitative and qualitative measures. In addition to the specified KPIs, the Compensation Committee and Board reserve the discretion to alter the bonus award to any particular NEO where deemed appropriate.

The Compensation Committee, in consultation with the CEO, reviews the achievements and overall contribution of each individual executive officer who reports to the CEO. The Board Chair and Compensation Committee have in-camera discussions to complete an independent assessment of the performance of the CEO. The Compensation Committee then determines an overall individual performance rating for each individual executive officer.

A summary of the 2014 KPIs and results are noted in the section “Compensation Decisions Made for 2014”, below.

Internal Equity and Retention Value

Executive officer pay relative to other executives (“internal equity”) is generally considered in establishing compensation levels. The difference between one executive officer’s compensation and that of the other NEOs reflects, in part, the difference in their relative responsibilities, years of experience and other factors.

The Compensation Committee also considers the retentive potential of its compensation decisions. Retention of the NEOs is critical to business continuity and succession planning.

Previously Awarded Compensation

The Compensation Committee approves or recommends compensation awards that are not contingent on the number, term or current value of other outstanding compensation previously awarded to the individual. The Compensation Committee believes that reducing or limiting current incentive awards or other forms of compensation as a result of prior gains realized by an executive officer would unfairly penalize the officer and reduce the motivation for continued high achievement.

Compensation Decisions Made For 2014

The following tables set out the performance objectives for 2014 for the NEOs along with the percentage of short-term incentive available for achieving the objectives, as well as the Compensation Committee’s determination of the amount to be paid for achievement, expressed as a percentage, and the amount to be paid in total, expressed as a percentage. In exercising its discretion to make individual short term incentive awards in addition to any amounts available to a NEO from achieving stated objectives, the Compensation Committee assessed the individual performance of each of the NEOs subjectively in light of their contributions towards the overall performance of the Corporation in meeting its corporate and operational objectives, and the achievement of divisional targets. The Committee, in the exercise of its discretion, also considered each NEOs contributions to special projects and other activities deemed worthy of recognition, which advanced the interests of the Corporation but were not otherwise reflected in stated objectives.

Corporate and Strategic Objectives

TARGET			RESULT
Corporate	Shareholder Return
	•	Share price performance in top 10% of peer group	Share price performance in top 10% of peer group
Social License
	•	Total medical injury frequency rate of 2.5 or less	Total medical injury frequency rate of 4.6
	•	Foster relationship with community and First Nations, and protect the environment	Relationships and environmental compliance in good standing
Financial Balance Sheet
	•	Adjusted EBITDA* of $125 million	Adjusted EBITDA of $122 million
	•	Cash Flow from Operations* of $80 million	Cash Flow from Operations of $64 million
	•	Net Free Cash Flow* of $50 million	Net Free Cash Flow of $35 million
Operations	•	Gold Production of at least 185,000 oz	Gold Production of 185,628 oz
	•	Cash costs per oz sold* of US$675 or less	Cash costs per oz of US$595
	•	All-in Sustaining Costs per oz sold* of US$950 or less	All-in Sustaining Costs per oz of US$875
	•	Capital Projects Costs of $8 million or less	Capital Projects Costs of $9.4 million
* Each of cash operating costs per ounce sold, all-in sustaining costs per ounce sold, adjusted EBITDA, cash flow from operations, and net free cash flow, is a non-GAAP measure. Please see “Additional Information” on page 47.

Individual Performance

Anthony Makuch – CEO

	Potential Payout	Payout Awarded
TARGET	(as % of Salary)	(as % of Salary)
Corporate	80%	53%
Operations	40%	37%
Subjective Assessment	80%	57.7%
Total	200%	147.7%

Philip C. Yee – CFO

	Potential Payout	Payout Awarded
TARGET	(as % of Salary)	(as % of Salary)
Corporate	15%	10%
Operations	22.5%	21%
Subjective Assessment	37.5%	24%
Total	75.00%	55.00%

Eric Kallio – Vice-President, Exploration

	Potential Payout	Payout Awarded
TARGET	(as % of Salary)	(as % of Salary)
Corporate	15%	10%
Operations	22.5%	21%
Subjective Assessment	37.5%	35.7%
Total	75.00%	66.70%

Merushe Verli – Vice-President, Finance

	Potential Payout	Payout Awarded
TARGET	(as % of Salary)	(as % of Salary)
Corporate	7.5%	5%
Operations	11.25%	10.5%
Subjective Assessment	18.75%	14.7%
Total	37.50%	30.20%

Alasdair Federico – Vice-President, General Counsel & Corporate Secretary

	Potential Payout	Payout Awarded
TARGET	(as % of Salary)	(as % of Salary)
Corporate	7.5%	5%
Operations	11.25%	10.5%
Subjective Assessment	18.75%	12.5%
Total	37.50%	28.00%

Further information regarding Lake Shore Gold’s corporate financial and business performance can be found in Management’s Discussion and Analysis for the year ended December 31, 2014, filed on SEDAR (www.sedar.com).

Decisions Related To Executive Compensation That Were Taken After Year End

Following year-end, the Compensation Committee considered and approved salary increases of between 1.5% and 7% for several officers, other than the CEO. The salary for the CEO remained frozen at the 2014 level.

Performance Graph

The following graph compares the yearly percentage change in the Corporation's cumulative total shareholder return on its Shares (being the percentage increase (or decrease) in the trading price of its Shares on a yearly basis based on an investment in the Corporation's Shares on December 31, 2009, with the cumulative total shareholder return of the S&P/TSX Composite Index assuming reinvestment of dividends. For comparison purposes it is assumed that $100 had been invested in the Corporation's Shares and in the securities contained in the S&P/TSX Composite Index on December 31, 2009, and compounded annually thereafter. On December 31, 2009, the closing price of the Corporation’s stock on the TSX was $4.13.

Date	Dec 31 2009	Dec 31 2010	Dec 31 2011	Dec 31 2012	Dec 31 2013	Dec 31 2014
LSG	100	100.726392	30.9927361	18.1598063	11.7433414	18.8861985
S&P/TSX Composite	100	117.605821	107.361683	115.078693	130.02953	143.752394

Share Price Performance compared to NEO Compensation

From 2009 to present, Lake Shore Gold has been transitioning from a mineral exploration and development company to a producing mining company. Such a transition comes with numerous inherent challenges in execution, which can cause a company’s securities to fluctuate in price. As well, such a transition can result in the market taking a different approach to valuing a company’s securities, also resulting in fluctuating share prices.

Furthermore, the employment environment in the mining industry has become increasingly competitive during that period, resulting in a general increase in compensation across the industry. As well, the transition from exploration to development to production requires staffing increases in management personnel with certain expertise and skill sets not previously required.

Lastly, the price of gold has dropped considerably from the levels achieved in the second half of 2011 and throughout 2012, which has directly impacted the Corporation’s share price.

The Compensation Committee believes these factors played a role in the share price decreases experienced by the Corporation since December 31, 2009, and distort any direct comparison between share price performance and aggregate executive compensation over the past 5 years, but notwithstanding the distortion, the general trend of the executive compensation follows the general trend of stock price performance over the same period.

The following graph displays the Corporation’s annual closing share price on its principal trading market expressed as a multiple of the 2009 base year, plotted against the aggregate compensation of the top 5 officers in each year expressed as a multiple of the 2009 base year.

Summary Compensation Table

(a)	(b)	(c)	(d)	(e)	(f1)	(f2)	(g)	(h)	(i)
					Non-Equity Incentive
					Plan Compensation
					($)
				Option-		Long-
Name and			Share-based	based	Annual	Term	Pension	All Other	Total
Principal		Salary	Awards	Awards	Incentive	Incentive	Value	Compensation	Compensation
Position	Year	($)	($)(2)	($)(3)	Plans	Plans	($)	($)(5)(6)	($)
Anthony Makuch	2014	660,000	495,000	495,000	975,000	-	24,930	56,900	2,706,830
	2013	660,000	495,000	467,852	712,800	-	24,270	10,142	2,370,064
	2012	660,000	538,312	595,722	-(4)	-	23,820	9,874	1,827,728
Philip C. Yee(1)	2014	310,000	124,000	124,000	170,000	-	19,117	9,931	757,048
	2013	206,667	186,900	198,259	93,000	-	12,400	4,254	701,480
	-	-	-	-	-	-	-	-	-
Eric Kallio	2014	300,000	124,000	124,000	200,000	-	18,500	6,583	773,083
	2013	300,000	112,500	106,330	112,500	-	18,000	6,741	656,071
	2012	300,000	122,343	127,655	90,000	-	18,000	6,614	664,612
Alasdair Federico	2014	250,000	50,000	50,000	70,000	-	15,417	4,898	440,315
	2013	250,000	50,000	47,258	53,125	-	15,000	5,182	420,565
	2012	250,000	54,375	60,636	51,438	-	15,000	5,346	436,795
Merushe Verli	2014	229,000	46,500	46,500	70,000	-	14,267	4,652	410,919
	2013	214,060	38,000	41,586	48,164	-	12,844	4,844	359,498
	2012	196,240	42,682	49,998	38,905	-	11,774	5,027	344,626

(1)	Philip C. Yee joined Lake Shore Gold as CFO on May 1, 2013.
(2)

Share-based awards reflects the granting of Performance Share Units as described above under “Mid- Term Incentives” on page 19. Each PSU was issued at a price of $0.85 and entitles the holder to a cash payment equal to the dollar value of one Share of the Corporation at the time of vesting. For financial reporting purposes, the fair value of PSUs is estimated using the Monte-Carlo simulation pricing model to determine the expected market value of the underlying Lake Shore Gold shares on settlement date, multiplied by the expected target settlement percentage. Using this method, the value of the share-based awards in 2014 would be approximately: $337,765 for Mr. Makuch, $84,612 for Mr. Yee, $84,612 for Mr. Kallio, $34,118 for Mr. Federico, and $31,661 for Ms. Verli.

(3)

The fair value at the date of grant of option-based awards was determined using the Black-Scholes option pricing model using the following assumptions: no dividends are to be paid; volatility of 83%; risk free interest rate of 1.52%, and expected life of 3.5 years. For financial reporting purposes, the fair value is amortized over the vesting period.

(4)

Mr. Makuch was eligible to receive an annual incentive (cash bonus) for 2012 of $183,975 based on the achievement of corporate and strategic goals in accordance with the Short-Term Incentive element of the Corporation’s compensation plan, but he elected to decline the bonus in light of the Corporation’s financial performance. These amounts, however, would have been paid to him in the event of a change in control (see “Termination and Change of Control Benefits” on page 32.

(5)	Includes the cost of medical and dental benefits available to all employees, and the cost of reserved parking spaces for Mr. Makuch and Mr. Yee.
(6)

Other Compensation for Mr. Makuch includes amounts that would otherwise be contributed to the Corporation’s defined contribution pension plan on his behalf by the Corporation but for the limits imposed by the Canada Revenue Agency.

Each of the NEOs is employed by the Corporation pursuant to an employment contract which sets out the NEO's base salary and target bonus eligibility.

Incentive Plan Awards

	Option-based Awards				Share-based Awards
Name	Number of	Option	Option	Value of	Number	Market or	Market or
	securities	exercise	expiration	unexercised	of shares	payout	payout value
	underlying	price	date	in-the-money	or units of	value of	of vested
	unexercised	($)		options	shares	share-	share-based
	options			($)(1)	that have	based	awards not
	(#)				not	awards	paid out or
					vested	that have	distributed
					(#)	not	($)(2)
						vested
						($)(1)
(a)	(b)	(c)	(d)	(e)	(f)	(g)	(h)
Anthony Makuch	1,395,000	3.65	10/05/2015	843,867.51	2,408,420	1,878,568	226,200
	813,000	1.71	11/08/2016
	1,680,000	0.87	11/14/2017
	2,280,723	0.41	11/12/2018
	1,014,411	0.85	11/05/2019
Philip C. Yee	450,000	0.37	04/30/2018	395,892.84	618,321	482,290	-
	571,332	0.41	11/12/2018
	254,115	0.85	11/05/2019
Eric Kallio	150,000	3.15	06/30/2015	191,788.02	560,897	437,500	51,480
	150,000	3.65	10/05/2015
	186,000	1.71	11/08/2016
	240,000	0.87	11/14/2017
	518,346	0.41	11/12/2018
	254,115	0.85	11/05/2019
Alasdair Federico	102,000	3.65	10/05/2015	85,239.12	243,275	189,755	19,500
	72,000	1.71	11/08/2016
	104,000	0.87	11/14/2017
	230,376	0.41	11/12/2018
	102,465	0.85	11/05/2019
Merushe Verli	75,000	3.65	10/05/2015	75,009.36	210,965	164,553	17,940
	66,000	1.71	11/08/2016
	94,000	0.87	11/14/2017
	202,728	0.41	11/12/2018
	95,088	0.85	11/05/2019
(1)	Based on the December 31, 2014, closing price on the TSX, which was $0.78.
(2)

PSUs granted in 2011 vested at the end of 2014, and following approval of the annual financial statements for the year ended December 31, 2014, were settled in cash at the closing price on the TSX on December 31, 2014, which was $0.78.

INCENTIVE PLAN AWARDS - VALUE VESTED OR EARNED DURING THE YEAR

(a)	(b)	(c)	(d)
Name	Option-Based Awards -	Share-based Awards	Non-equity Incentive Plan
	Value Vested During the	- Value Vested	Compensation - Value Earned
	Year	During the Year	During the Year
	($)(1)	($)(2)	($)
Anthony Makuch	460,522.90	226,200	975,000
Philip C. Yee	173,626.40		170,000
Eric Kallio	103,718.80	51,480	200,000
Alasdair Federico	46,573.92	19,500	70,000
Merushe Verli	40,573.76	17,940	70,000

(1)	Represents the aggregate dollar value that would have been realized if the options had been exercised on the respective vesting dates.
(2)	Represents the value of PSUs vesting at the end of 2014, based on the December 31, 2014, closing price on the TSX, which was $0.78.

During the course of 2014, the following NEOs realized gains from the exercise of options:

NEO	Realized Gain on sale of Options
Eric Kallio	$ 48,300.50
Alasdair Federico	$ 27,364.50
Merushe Verli	$ 22,560.00

Pension Plan Benefits

(a)	(b)	(c)	(d)
Name	Accumulated Value at	Compensatory	Accumulated Value at
	Start of Year	($)	Year End
	($)		($)
Anthony Makuch	176,155.25	24,930.00	201,085.25
Philip C. Yee	13,485.84	19,116.66	32,602.50
Eric Kallio	100,202.42	18,500.00	118,702.42
Merushe Verli	83,798.58	14,126.66	97,925.24
Alasdair Federico	86,407.94	15,416.66	101,824.60

Every full time employee is eligible to participate in the Corporation's pension plan as of the first day of the month following the employee's date of hire, and the employee's pension entitlement vests after one full year of continuous membership in the plan. The normal retirement age for the Corporation's pension plan is 55. A terminated member can convert his or her pension plan assets into income (in the form of a life income fund or an annuity) at age 45 (10 years prior to the normal retirement date).

Contributions are calculated as 8% of an employee's base salary (increased from 6% as of December 1, 2014), and the potential income to the employee at the time of payout is a function of the returns generated based on the investment decisions made, which are controlled by the employee. The Canada Revenue Agency stipulates the minimum and maximum amount that can be withdrawn annually from a locked-in retirement account by an employee based on a prescribed rate, the value of the account and the employee's age. In circumstances where 8% of an employee’s base salary exceeds the maximum allowable contribution as set by the Canada Revenue Agency, the Corporation pays the excess directly to the employee as additional income.

The Corporation does not have any policies on granting extra years of credited service. The Corporation does not currently have any deferred compensation plans.

Termination and Change of Control Benefits

Each NEO of the Corporation has an employment agreement in place which provides for a payment in the event that the NEO is terminated other than for cause, or in the event that a Triggering Event (as described below) occurs within 12 months following a Change of Control (as described below).

A "Change of Control" may include the following circumstances (a) more than 50% of the current Board is replaced other than through natural attrition; (b) anyone acquires 50% or more of the Corporation's common shares or the shareholders approve such an acquisition; or (c) the Corporation disposes of a majority of its property or assets or the shareholders approve such a disposition.

A “Triggering Event” means the occurrence of any one of the following events without the agreement of the NEO: (i) an adverse change in any of the duties, powers, rights, discretion, prestige, salary, benefits or perquisites of the NEO; (ii) a diminution of the title of the NEO; (iii) a change in the position or body to whom the NEO reports; or (iv) a change in the hours or location of the NEO's employment.

In the event of a Termination without cause,

  the CEO would be entitled to a payment equal to 24 months' salary plus an amount equal to his previous two years’ bonus payments, and benefits coverage for two years (or payment of an amount sufficient to obtain comparable benefits coverage); and

  each of the other NEOs would be entitled to a payment equal to 12 months' (plus, following 5 years of continual service, an additional month for each year of service to a maximum of 12 additional months’) salary plus a pro rata payment in respect of bonus (based on the amount paid in the prior year) and benefits coverage for one year (or payment of an amount sufficient to obtain comparable benefits coverage).

In the event of both a Change of Control and Triggering Event,

  the CEO would be entitled to a payment equal to 30 months' salary plus an amount equal to 2.5 times the average of his previous two years’ bonus payments, and benefits coverage for two years (or payment of an amount sufficient to obtain comparable benefits coverage); and

  each of the other NEOs would be entitled to a payment of 24 months' salary plus an amount equal to the aggregate of the bonuses paid in the two preceding years, and continued benefits coverage for two years (or payment of an amount sufficient to obtain comparable benefits coverage).

There are no significant conditions or obligations with which a NEO must comply in order to receive payment.

Other significant terms of the agreements relating to the payments described above are that: none of the NEOs is required to mitigate his or her damages; each NEO is entitled to the full payment even if he or she obtains alternative employment; and the payment constitutes a full and final settlement of any claims that might otherwise exist as a result of termination of the NEO's employment.

In the event of a Change of Control and Triggering Event each NEO would also be entitled to immediate vesting and payout of any unvested PSUs. As well, the Corporation's Stock Option Plan provides that all unvested options vest and become immediately exercisable upon a change of control, which is defined under the Stock Option Plan to mean the acquisition by any person (alone or together with joint actors) of not less than 20% of the issued and outstanding common shares of the Corporation (the value of unexercised in-the-money options as at December 31, 2014, is reported above in the table “Incentive Plan Awards” on page 30).

The following table sets out the estimated payments in the event of a termination or Triggering Event following a Change of control, assuming that the event giving rise to the payment occurred on the last business day of 2014.

PAYMENTS UPON TERMINATION (“T”) OR CHANGE OF CONTROL (“CoC”)
		Amount in	Amount in	Amount	Amount	TOTAL
		respect of	respect of	in respect	in respect
		salary	bonus	of	of PSUs
				benefits
		$	$	$	$	$
Anthony Makuch	CoC	1,650,000	1,120,969	25,049	2,104,768	4,900,786
	T	1,320,000	896,775	20,039	2,104,768	4,341,582
Philip C. Yee	CoC	620,000	93,000	12,782	482,290	1,208,072
	T	310,000	93,000	6,391	482,290	891,681
Eric Kallio	CoC	600,000	202,500	13,165	488,980	1,304,645
	T	450,000	168,750	6,583	488,980	1,114,313
Alasdair Federico	CoC	500,000	104,563	9,796	209,255	823,614
	T	395,833	84,115	4,898	209,255	694,101
Merushe Verli	CoC	464,000	87,069	9,304	182,493	742,866
	T	367,333	76,260	4,652	182,493	630,738

EQUITY COMPENSATION PLAN INFORMATION

The following table sets out certain information, as at the end of the Corporation’s most recently completed financial year.

Number of securities
remaining available for
	Number of Securities to		future issuance under
	be issued upon exercise	Weighted-average exercise	equity compensation plans
	of outstanding options,	price of outstanding	(excluding securities
	warrants and rights	options, warrants and rights	reflected in column (a))
Plan Category	(a)	($)	(c)
(b)
Equity Compensation plans approved by security holders	21,915,856(1)	$1.55	8,564,469(2)
Equity compensation plans not approved by security holders	Nil		Nil
Total	21,915,856		8,564,469
(1)	Securities issuable under options granted pursuant to the Corporation’s Stock Option Plan (described below), as at December 31, 2014.
(2)	Securities remaining available for issuance under the Corporation’s Stock Option Plan as at December 31, 2014.

INDEBTEDNESS OF DIRECTORS AND OFFICERS

None of the current or former directors, employees or executive officers of the Corporation, none of the proposed directors of the Corporation and none of the associates of such persons is or has been indebted to the Corporation at any time since the beginning of the Corporation's last completed financial year. Furthermore, none of such persons were indebted to a third party during such period where their indebtedness was the subject of a guarantee, support agreement, letter of credit or other similar arrangement or understanding provided by the Corporation or its subsidiaries.

APPOINTMENT OF AUDITOR

The Corporation’s auditor is Deloitte LLP. Deloitte was initially appointed auditor of the Corporation in 2002.

The Corporation paid the following fees to Deloitte in respect of services provided for the years ended December 31, 2014, and December 31, 2013:

	2014	2013
a) Audit Fees	$492,000	$545,500
b) Audit Related Fees		12,000
c) Tax Fees
d) All Other Fees
	$492,000	$557,500

Audit related fees incurred in 2013 were incurred in connection with an audit of the Corporation’s defined contribution pension plan. No other fees were incurred during the periods.

Additional Information required by Multilateral Instrument 52-110, Audit Committees, is presented in the Corporation’s Annual Information Form, which is filed on SEDAR (www.sedar.com).

INTEREST OF INFORMED PERSONS IN MATERIAL TRANSACTIONS

None of the directors or executive officers of the Corporation, nor any proposed director of the Corporation, nor any associate or affiliate of the foregoing persons has any material interest, direct or indirect, in any transaction since the commencement of the Corporation's last completed financial year or in any proposed transaction not otherwise disclosed herein which, in either case, has affected or will materially affect the Corporation, except as disclosed herein.

MANAGEMENT CONTRACTS

Management services for the Corporation or its subsidiaries are not performed by persons other than the executive officers of the Corporation (see “Statement of Executive Compensation”).

CORPORATE GOVERNANCE DISCLOSURE

The following Corporate Governance Disclosure is provided pursuant to National Policy 58-201 Corporate Governance Guidelines as well as National Instrument 58-101, Disclosure of Corporate Governance Practices.

  Board of Directors – Independence and Attendance

a.

The following directors have been determined by the Board to be independent, as defined in National Instrument 58-101, as they are not currently nor have they been during the past 3 years members of management, and they are free from any interest and any business or other relationship which could, or could reasonably be perceived to, materially interfere with the director’s ability to act with the best interests of the Corporation, other than interests and relationships arising from shareholding:

i.	Alan C. Moon,
ii.	Jonathan Gill,
iii.	Arnold Klassen,
iv.	Peter Crossgrove,
v.	Diane Francis,
vi.	Ingrid Hibbard, and
vii.	Frank Hallam.

b.	Anthony Makuch is the President and CEO and is therefore not considered independent for the purposes of National Instrument 58-101.

c.	A majority of directors is independent.

d.	Certain of the current directors are presently a director of one or more other reporting issuers, as follows:

Director	Other Issuer
Alan C. Moon	Northern Superior Resources Inc.
Arnold Klassen	Northern Superior Resources Inc.
Peter Crossgrove	Excellon Resources Inc.
Dundee REIT
Pelangio Exploration Inc.
Orbite Aluminae Inc.

Director	Other Issuer
Frank Hallam	Platinum Group Metals Ltd.
West Kirkland Mining Inc.
Nextraction Energy Corp.
Anthony Makuch	Barkerville Gold Mines Ltd.
Mega Precious Metals Inc.
Ingrid Hibbard	Pelangio Exploration Inc.
Detour Gold Corporation

The Board does not have a written policy regarding board interlocks, but the Corporate Governance and Nominating Committee monitors interlocks among board members and considers the nature and extent of any interlocks when considering independence and when conducting annual assessments of the functioning of the board and the annual director nomination process.

e.

Each Board meeting is either preceded or followed by an in camera meeting of the independent directors, which members of management do not attend. The Chair informs management of the substance of these meetings to the extent that action is required by management.

f.

The Chair of the Board, Alan C. Moon, is an independent director, which enhances the Board’s ability to function independently of management. It is the Chair’s responsibility to ensure that the relationships between management, shareholders and the Board are efficient and effective. The Chair acts as a resource for the CEO and at all times retains an independent perspective to represent the best interests of the Corporation.

g.

The following chart illustrates the number of meetings of the Board and each committee, and the directors’ attendance during 2014, with each director’s attendance shown relative to the number of meetings at which he or she was eligible to participate.

Director	Board		Committees
	Regular	Special	Audit	CGN	Comp	HSEC	Technical
Advisory
Alan C. Moon	4/4	6/6	4/4	4/4	5/5
Anthony Makuch	4/4	6/6				4/4
Arnold Klassen	4/4	6/6	4/4	4/4			4/4
Jonathan Gill	4/4	6/6			5/5	4/4	4/4
Frank Hallam	4/4	6/6	4/4			4/4
Peter Crossgrove	4/4	6/6		4/4	5/5		4/4
Diane Francis	4/4	6/6	2/2	4/4	3/5
Ingrid Hibbard		1/1

  Board Mandate

The mandate of the Board is to supervise the management of the Corporation and to act in the best interests of the Corporation. The Board acts in accordance with the Canada Business Corporations Act; the Corporation’s Articles of Amalgamation; the Corporation’s Code of Business Conduct and Ethics; the Mandate of the Board and the charters of the Board’s committees and other applicable laws and policies. The Board approves significant decisions that affect the Corporation before they are implemented. As a part of its overall responsibility for the stewardship of the Corporation, the Board assumes responsibility for the following:

a.	Stewardship

The Board sets and supervises standards of corporate governance that create a culture of integrity throughout the Corporation, and guides the operations of the Corporation and management in compliance with the Corporation's constating documents and Canadian corporate law, securities legislation in each jurisdiction in which the Corporation is a reporting issuer, and other applicable laws.

b.	Strategic Planning

The Board is actively involved in the Corporation’s strategic planning process. Management discusses and reviews materials relating to the strategic plan with the Board. The Board is responsible for reviewing and approving the strategic plan, which takes into account the opportunities and risks of the business. Following the completion of each year, the Board undertakes a review of the strategic plan to assess the strengths, weaknesses and overall results of the plan. The Board also receives reports from management throughout the year on the current and proposed operations of the Corporation and reviews opportunities and assesses risks so that the plan can be adjusted.

c.	Dealing with Risks

The Board, in its annual assessment of the strategic plan, reviews principal risks and considers management’s plans to monitor and manage risk. The principal risks to the Corporation have been identified as risks relating to the environment, safety, securities markets, commodity prices, currency fluctuations, legislative and title issues arising from operations and the fact that mineral exploration and development activities are inherently risky. The Board has instructed management to assist the Board in identifying risks and to promptly alert the Board when a risk has materialized or materially changed. The Board may from time to time appoint management, board members or advisors to assist in assessing different risks.

d.	Succession Planning

The Board, through the Compensation Committee, annually identifies key individuals of the Corporation and, in consultation with management, determines how to replace such individuals should the need arise. Management is assigned the responsibility of training and advising new persons of the Corporation's policies and practices. The CEO has primary responsibility for supervising and reviewing the performance of senior management. The performance of senior management is always under scrutiny.

e.	Disclosure Policy

The Corporate Disclosure and Stock Trading Policy governs communication with shareholders and others and reflects the Corporation's commitment to timely, effective and accurate corporate disclosure in accordance with all applicable laws and with a view to enhancing the Corporation's relationship with its shareholders.

f.	Internal Control and Management Information Systems

The effectiveness and integrity of the Corporation's internal control and management information systems contribute to the effectiveness of the Board and the Corporation. To maintain the effectiveness and integrity of the Corporation's financial controls, the Board, through the audit committee which consists solely of independent directors, oversees and monitors internal control and management information systems.

g.	Approach to Corporate Governance

The Board has appointed a Corporate Governance and Nominating Committee composed entirely of independent directors, and which has overall responsibility for developing the Corporation’s approach to corporate governance including keeping informed of legal requirements and trends regarding corporate governance, monitoring and assessing the functioning of the Board and committees of the Board, and for developing, implementing and monitoring good corporate governance practices in the form of the Corporation’s Guide to Corporate Governance. The Corporate Governance and Nominating Committee is also responsible for identifying individuals qualified to become new board members, recommending to the Board the new director nominees for the next annual meeting of shareholders, and for reviewing the circumstances surrounding any director who receives votes representing less than a majority of the shares voted and withheld at a meeting of shareholders.

Individual directors may engage an outside adviser at the expense of the Corporation in appropriate circumstances, subject to the approval of the Chair of the Corporate Governance and Nominating Committee.

h.	Feedback

The Corporation’s website facilitates feedback from shareholders by permitting requests for information and sending messages directly to the Corporation.

i.	Expectations and Responsibilities of Directors

The Board is responsible for determining the committees of the Board that are required to manage effectively certain aspects of the Board's duties, and for ensuring that the committees have the requisite independence, competency and skill. The Board approves and annually reviews the charters of the committees, and conducts, with the assistance of the Corporate Governance and Nominating Committee, annual reviews of the performance of the committees.

Directors are responsible for attending Board meetings as well as meetings of committees of which the director is a member. Directors are responsible for reviewing meeting materials in advance of the meeting.

Directors are responsible for fulfilling the Board’s expectations of Directors, as set out in the Position Description - Directors, in respect of: Board Activity; Preparation and Attendance; Communication; Committee Work; and Business, Community and Industry Knowledge.

  Position Descriptions

a.	The Board has developed written position descriptions for the Chair and the Chair of each Board committee:

CHAIR OF THE BOARD

INTRODUCTION

The Board of Directors has ultimate accountability for the management of the Company. Critical to meeting this accountability is the relationships among the individuals on the Board and between the Board, management, and shareholders.

The Chair, as the presiding Board member, ensures that these relationships are effective and efficient. In performing this role, the Chair must work with the CEO, manage the Board, and together with the CEO, ensure effective relations with shareholders.

The Chair, while working closely with the CEO, retains an independent perspective to represent the best interests of the Company.

WORKING WITH MANAGEMENT

The Chair acts as a resource for the CEO, including helping to define problems, review strategy, maintain accountability, build relationships and ensure the CEO is aware of concerns of the Board and shareholders.

MANAGING THE BOARD

The Chair :

a.	ensures that the Board monitors the Company’s business and affairs and that the Board is alert to its obligations;
b.	assists the Board in reviewing and monitoring the strategy, policies and direction of the Company;
c.	communicates with the Board to ensure it has sufficient knowledge to permit it to comfortably and properly make major decisions when such decisions are required;
d.	sets the frequency of the Board meetings and reviews such frequency from time to time;
e.	coordinates the agenda, information packages and related events for Board meetings with the CEO and the Corporate Secretary;
f.	chairs Board meetings;
g.

in conjunction with the CEO, recommends the committees of the Board and their composition, reviews the need for, and the performance and suitability of those committees and makes such adjustments as deemed necessary from time to time;

h.	attends committee meetings where appropriate and ensures that Board and committee meetings are conducted in an efficient, effective and focused manner; and
i.	periodically reviews and assesses director attendance, performance and compensation and the size and composition of the Board, all in conjunction with any relevant committees of the Board.

RELATIONS WITH SHAREHOLDERS AND THE PUBLIC

The Chair will chair meetings of shareholders whenever feasible.

The Chair decides, in consultation with the CEO, if it is appropriate that the Board be represented at official functions and meetings with major shareholder groups and financial analysts.

COMMITTEE CHAIR

INTRODUCTION

Committee Chairs are selected by the Board on the recommendation of the Chair of the Board. The Chair of a committee presides at meetings and is responsible to ensure the work of the committee is well organized and proceeds in a timely fashion. In performing this role, the Chair must work with the CEO and management as well as the members of the committee.

COMMITTEE MEETINGS AND AGENDAS

The committee Chair, in consultation with his or her committee, the CEO or his or her delegate, will determine the agenda, frequency, and length of the meetings. In addition, the Committee’s Charter may stipulate a minimum number of meetings per year.

MANAGING THE COMMITTEE

The Chair:

a.	ensures that the committee is alert to its obligations;
b.	assists the committee in reviewing and monitoring its Committee Charter;
c.	communicates with the Board to ensure the Board has sufficient knowledge to permit it to comfortably and properly make decisions relevant to the committee;
d.	chairs committee meetings and ensures that committee meetings are conducted in an efficient, effective and focused manner; and
e.	organizes the committee’s process to review and assess director attendance and performance on the committee and to prepare the Committee Annual Report.

b.	The Board and CEO have developed a written position description for the CEO, which delineates the role and responsibilities of the CEO:

CEO

INTRODUCTION

The CEO provides overall leadership and vision in developing the strategic direction of the Company, in consultation with the Board. The CEO also manages the overall business of the Company to ensure the strategic plan is effectively implemented and the results are monitored and reported to the Board. The CEO reports to the Board and maintains a close working relationship with the Chair of the Board.

RESPONSIBILITIES - CEO

The CEO of the Company:

(a)	manages the Company, including the primary responsibility for supervising and reviewing the performance of other senior management;
(b)	creates a corporate culture that promotes ethical practices, integrity and a positive work climate;
(c)	develops and maintains an effective organizational structure;
(d)	develops and maintains effective programs for the Company’s activities;
(e)	ensures the Company is adequately financed;
(f)	manages and oversees the required interaction between the Company and the public;
(g)	maintains an appropriate level of regular communication with members of the Board outside Board meetings, to keep the Board properly informed; and
(h)

meets regularly and as required with the Chair and other Board members to review material issues and to ensure that the Chair and other Board members are provided in a timely manner with all information and access to management necessary to permit the Board to fulfill its obligations.

RESPONSIBILITIES – MANAGEMENT

Management of the Company works closely with the CEO in managing the Company and to meet the corporate goals and objectives.

CORPORATE GOALS AND OBJECTIVES

The CEO is responsible for meeting the following corporate goals and objectives relevant to the CEO’s compensation, which are reviewed and approved by the Compensation Committee:

Strategy –

1.	Develop and recommend to the Board a strategic plan for the Company and, when approved by the Board, implement such plan.

Financial Reporting and Controls –

1.

Ensure, in conjunction with the Chief Financial Officer, that the annual and interim filings of the Company do not contain any misrepresentations and that the annual and interim financial statements fairly present, in all materials respects, the financial condition, results of operations and cash flows of the Company, and provides any related certifications required by applicable legislation or corporate governance rules.

2.

Supervise the design of, implement, maintain and periodically evaluate, in conjunction with the Chief Financial Officer, the effectiveness of (i) internal controls to provide reasonable assurances that the financial statements of the Company are fairly presented in accordance with generally accepted accounting principles and (ii) disclosure controls and procedures to provide reasonable assurances that material information relating to the Company is made known to the Chief Executive Officer by others within the Company. Report any deficiencies in such controls and procedures to the Audit Committee.

  Orientation and Continuing Education

The Board takes the following measures to ensure that all new directors receive a comprehensive orientation regarding (i) the role of the Board, its committees and its directors, and (ii) the nature and operation of the issuer’s business:

i.	Each new director is provided with a copy of the Board Manual, which contains the Corporation’s policies and provides a comprehensive introduction to the Board, its committees and its directors; and
ii.

The Chair determines what orientation to the nature and operation of the Corporation’s business will be necessary and relevant to each new director, based on the new director’s skill set and professional background, and ensures that adequate orientation is provided by the board or management, or by external service providers where necessary. This may include enrollment in programs offered by the Institute of Corporate Directors, at the Corporation’s expense.

The Board takes the following measures to provide continuing education for its directors in order that they maintain the skill and knowledge necessary for them to meet their obligations as directors:

i.	The Board Manual is updated annually and revised materials are provided to each director.
ii.

The Board may request from management, or other experts, technical or other presentations focusing on a particular property or issue. The Q&A portions of these presentations are a valuable learning resource for the non-technical directors.

iii.	Directors are encouraged to participate in continuing education programs through the Institute of Corporate Directors or other service providers.

iv.	Directors are encouraged to make site visits to the Corporation’s properties, and at least one board meeting per year is held at one of the Corporation’s properties.

In 2014, members of the board engaged in the following continuing education activities:

a.

visiting the Corporation’s mining properties in Timmins and spending time with the staff reviewing the Corporation’s operations and its challenges (all existing directors except Peter Crossgrove attended);

b.	reviewing written materials provided by external advisors as to developments and issues in corporate governance and compliance (all members were provided with copies);
c.	presentations by independent advisors on capital markets and strategic transaction issues (all members of the board participated); and
d.

courses provided by third parties, including the Institute of Corporate Directors and the Institute of Chartered Secretaries and Administrators Enterprise Risk Oversight for Directors (Ingrid Hibbard, Anthony Makuch, Jon Gill, Frank Hallam).

The Board ensures that proposed directors are able to devote sufficient time and energy to being a director. The Board provides continuing education opportunities for all the directors so that directors may maintain or enhance their skills and abilities as directors, as well as to ensure their knowledge and understanding of the issuer’s business remains current.

  Ethical Business Conduct

a.

The Board has adopted a written Code of Business Conduct & Ethics for its directors, officers, employees and consultants (the “Code”), a copy of which is filed on SEDAR and is posted on the Corporation’s web site.

i.	A copy of the Code is provided to each director, officer, employee and consultant. In addition, if the Code is amended or revised, then a new copy is distributed;

ii.	In order to ensure compliance with the Code, the Board has established anonymous whistle-blower complaint procedures; and

iii.	There has never been a material change report filed that pertains to any conduct of a director or executive officer that constitutes a departure from the Code.

b.

The Board complies with the conflict of interest provisions of the Canada Business Corporations Act, as well as relevant securities regulatory instruments, in order to ensure that directors exercise independent judgment in considering transactions and agreements in respect of which a director or executive officer has a material interest.

c.	In addition to the Code, the Board has also implemented a Disclosure and Stock Trading Policy and a Code of Employee Conduct to encourage and promote a culture of ethical business conduct.

  Nomination of Directors

a.	In order to identify new candidates for nomination to the Board, the Board considers the advice and input of the Corporate Governance and Nominating Committee regarding:

i.

the appropriate size of the Board, prevailing corporate governance best practices, the necessary competencies and skills of the Board as a whole, and the competencies and skills of each existing director; and

ii.

the identification and recommendation of new individuals qualified to become new Board members. New nominees must have a track record in general business management, special expertise in an area of strategic interest to the Corporation, the ability to devote the time required and a willingness to serve.

In carrying out the above functions, the Corporate Governance and Nominating Committee reviews the key competencies and skills of the existing board members and seeks to complement them with new Board members.

b.	The Corporate Governance and Nominating Committee is composed entirely of independent directors.

c.

The Corporate Governance and Nominating Committee is responsible for identifying individuals qualified to become new Board members and recommending to the Board the new director nominees. The Committee has the power to engage outside advisors and determine its own procedures.

  Compensation

a.

The process by which the Board determines the compensation for executive officers of the Corporation is described in the Compensation Discussion and Analysis of the Compensation Committee. The Board determines the compensation for the Corporation’s directors by comparison with publicly available information on other reporting issuers in the mineral industry.

b.	The Board has a Compensation Committee composed entirely of independent directors.

c.

The Compensation Committee is responsible for reviewing and recommending to the Board the CEO’s compensation; for evaluating the performance of the CEO; for making recommendations to the Board with respect to non-CEO officer and director compensation, incentive-compensation plans and equity-based plans; and reviewing executive compensation disclosure in advance of publication. The Committee has the power to engage outside advisors and determine its own procedures.

  Other Board Committees

In addition to the Audit, Compensation, and Corporate Governance and Nominating committees, the Board has a Health, Safety, Environment and Community Committee (“HSEC Committee”), and a Technical Advisory Committee. The HSEC Committee has overall responsibility for developing and monitoring standards for ensuring a safe, healthy work environment, environmentally safe work practices and sustainable development, and appropriate community relations. The role of the Technical Advisory Committee is to advise the CEO with respect to overseeing capital projects from a technical, financial and scheduling perspective, with the intent of providing advisory support, guidance and assistance to management in respect of construction, commissioning and operation of the Corporation’s mines, and assisting the Board in providing oversight.

  Assessments

The Board of Directors has adopted a process whereby directors are provided with an opportunity annually to evaluate the effectiveness of the Board, its committees, and individual Board members, and to identify areas where effectiveness can be improved or enhanced. The Corporate Governance and Nominating Committee is responsible for overseeing the evaluation process. The process carried out in 2014 showed that all individuals and groups were effectively fulfilling their responsibilities.

The process involves the solicitation of input from individual directors through an annual survey, which explores the directors’ views and solicits feedbacks on how well he or she believes the Board and its committees are performing, and includes a self-assessment of individual performance. The evaluation process includes open-ended questions to allow directors to suggest improvement. The effectiveness surveys ask each director whether he or she believes the Board and each of its committee is functioning as it should in accordance with its mandate.

Responses are circulated to the Corporate Governance and Nominating Committee, who then work with the Corporate Secretary to summarize key items and recommendations for enhancing or strengthening effectiveness. The recommendations are tabled and discussed, and any remedial actions are identified by the Corporate Governance and Nominating Committee. The chair of the Corporate Governance and Nominating Committee reports to the full Board on the results of the assessments and any recommendations and action items.

The chairman of the Board also conducts one-on-one discussions with each director to receive the directors’ input on governance, risk and strategy. The chairman of the Board summarizes key items arising from these discussions, and discusses them in camera at a meeting of the full Board.

The Board has also adopted a peer review process, which explores the directors’ views and solicits feedback on their assessment of other directors’ performance, including contributions, accountability, knowledge, experience and demonstration of high ethical standards. The peer review process involves a survey administered by a third party where each director’s responses are kept anonymous from the rest of the Board. The results of the survey are tabulated and consolidated by the third party and a summary report circulated to the Corporate Governance and Nominating Committee. Individual directors receive their personal results. The Corporate Governance and Nominating Committee reviews the results as part of the annual nomination process.

  Board Renewal

The Corporation has not adopted term limits for directors or other specific mechanisms of board renewal. The board believes that director term limits discount the value of experience and continuity, and run the risk of excluding experienced and valuable board members. As well, the board believes prescribed term limits or other prescriptive mechanisms are unnecessary where boards follow good corporate governance practices and properly govern themselves. As described above, the board annually reviews the contributions of existing directors and the needs of the Corporation with respect to board renewal as part of its nomination process.

  Policies Regarding the Representation of Women on the Board

The Corporation has not adopted a written policy relating to the identification and nomination of women directors. In considering individuals as potential directors, the Corporate Governance and Nominating Committee at all times seeks the most qualified persons, regardless of gender. The Committee believes that decisions regarding the composition of the board should be based on what is in the best interests of the Corporation, and should not be constrained by social objectives no matter how laudable.

  Consideration of the Representation of Women in the Director Identification and Selection Process

Notwithstanding that the Corporation does not have a written policy, the Corporate Governance and Nominating Committee has considered, as part of its annual nomination process, the benefits of diversity in board composition and for board renewal. In 2013 and again in 2014, in deciding to add directors to the board, the Committee considered the diversity on the board and selected women from the pool of qualified candidates. While the Committee is not specifically focused on any particular level of representation of women on the board, the Committee will continue to consider that as one of the factors it reviews as part of its nomination and board renewal assessment process.

  Consideration Given to the Representation of Women in Executive Officer Appointments

In considering individuals for appointment to executive offices, the Corporation does not directly consider the representation of women in executive officer positions, but rather seeks the most qualified persons, regardless of gender. The Corporation does not believe any gender bias has existed in its hiring or promotion decisions, and that no affirmative action is required to ensure women have equal opportunity when the Corporation is considering candidates for executive officer positions.

  Targets Regarding the Representation of Women on the Board and in Executive Officer Positions

The Corporation has not adopted any targets regarding women on the board or in executive officer positions. In all situations, the Corporation seeks to fill positions with the best candidate, regardless of gender. The Corporation supports diversity, but does not believe that diversity should be specifically targeted at any particular level.

  Number of Women on the Board and in Executive Officer Positions

The Corporation currently has eight directors on its board, of which two are women, representing 25% of the directors. The corporation currently has nine executive officers, of which three are women, representing 33⅓% of the executive officers.

  Risk Assessment

One of the major responsibilities of the Board is to oversee the identification of the principal risks of the Corporation’s business and ensure there are systems in place to identify, monitor and manage them effectively.

As part of its risk management governance system, the Board annually reviews the principal risks of the Corporation and its business and the risk management strategies and systems being employed by management to identify, monitor and manage these risks. To support the Board in conducting this review, senior management identifies and reports to the Board on the

Corporation’s principal risks and management strategies to address risk. For a detailed explanation of the risks applicable to the Corporation and its business, see ‘‘Risk Factors’’ in Lake Shore Gold’s Annual Information Form dated March 27, 2015, filed at www.sedar.com.

The committees of the Board also play a significant risk oversight role. The Audit Committee conducts periodic reviews of financial risk management issues, programs and policies, including cash management, insurance and gold selling activities. The HSEC Committee monitors the adequacy of the Corporation’s internal controls as they relate to matters of environment, health, safety and sustainable development. In fulfilling this role, the HSEC Committee reviews the results of progress reports on the implementation of health and safety initiatives, and on environmental compliance programs, and reports to the Board of Directors on these matters. The Technical Advisory Committee monitors the adequacy of the Corporation’s controls as they relate to capital program management. In fulfilling this role, the Technical Advisory Committee reviews the progress of any construction, construction costs, the status of contracts related to construction, the steps being taken towards preparing for new operations, the maintenance of capital assets, and capital exploration programs.

  Succession Planning

The Board ensures the continuity of executive management by appointing a CEO and overseeing succession planning. The Compensation Committee is specifically mandated to assist the Board in this regard, by ensuring that appropriate executive succession planning and performance evaluation programs and processes (including development and career planning) are in place and operating effectively for executives. The Compensation Committee also reviews significant changes to the organization’s structure as they arise and their impact on executive roles.

The Compensation Committee undertakes an annual review of the succession planning process and results for executive management and reports to the Board on these matters. As part of this annual process, the CEO, supported by the Vice President, Human Resources, reviews candidates for the CEO and other executive management positions with the Compensation Committee.

The Board also reviews the Corporation’s processes for successors for its vice presidents, key employees who directly report to vice presidents, and managers. Successors are identified using a process that assesses leadership potential as well as position-specific criteria, including employees’ performance, aspirations, engagement, experience and capabilities. Once candidates are identified, development plans are created and regularly reviewed and, if necessary, revisited.

The Board encourages the CEO to expose the Board to Lake Shore Gold’s executives and high potential employees, both for succession planning and career development, and to provide the Board with a broader perspective and context on issues relevant to the Corporation. Directors are provided with opportunities to meet with employees through attendance at events hosted by the Corporation, or when they visit Lake Shore Gold’s facilities.

The Compensation Committee also assists the Board in monitoring the performance of the CEO by conducting an annual review of the CEO’s performance against predetermined goals and criteria (including the goal of succession planning) and reporting to the Board as well as recommending to the Board the total annual compensation of the CEO (see ‘‘Compensation Discussion and Analysis’’ beginning on page 13 of the Circular). The Compensation Committee also reviews with the CEO the performance of his direct reports and recommendations for their total compensation.

SHAREHOLDER PROPOSALS

Any shareholder who wishes to submit a proposal for consideration at the next annual meeting of shareholders must comply with section 137 of the Canada Business Corporations Act. In order to have a proposal and any supporting statement included in the Corporation’s management proxy circular for the next annual meeting of shareholders, the proposal and supporting statement must be received by the Corporation no later than December 30, 2015.

ADDITIONAL INFORMATION

Additional information relating to the Corporation is posted on the Corporation’s website at www.lsgold.com, on SEDAR at www.sedar.com and on EDGAR at www.sec.gov. Shareholders may contact the Corporation by telephone at 416-703-6298, by email at info@lsgold.com, or by mail to the Corporation’s head office at Suite 2000, 181 University Avenue, Toronto, Ontario, M5H 3M7, to request copies of the financial statements and Management’s Discussion and Analysis. Financial information is provided in the Corporation’s comparative financial statements and Management’s Discussion and Analysis for its most recently completed financial year.

Non-GAAP Measures

This circular contains measures that are not prepared in accordance with Generally Accepted Accounting Principles as defined under IFRS (“GAAP”). Each of the following is a Non-GAAP measure: adjusted EBITDA, cash operating costs per ounce sold, all-in sustaining costs per ounce sold, cash flow from operations, and net free cash flow. The Corporation believes these non-GAAP measures provide useful metrics for evaluating the performance of management and the Corporation. These measures do not have standardized definitions and should not be relied upon in isolation or as a substitute for measures prepared in accordance with GAAP. A reconciliation of these measures to amounts included in the Consolidated Statements of Comprehensive Income (Loss) for the year ended December 31, 2014 is set out below.

Cash operating costs per ounce sold. In the gold mining industry, cash operating costs per ounce sold is a common performance measure but does not have any standardized meaning. Cash operating costs are derived from amounts included in the Consolidated Statements of Comprehensive Income (Loss) and include mine site operating costs such as mining, processing and administration as well as royalty expenses, but exclude depreciation, depletion and share-based payment expenses and reclamation costs. Cash operating costs per ounce are based on ounces sold and are calculated by dividing cash operating costs by commercial gold ounces sold; US$ cash operating costs per ounce sold are derived from the cash operating costs per ounce sold translated using the average Bank of Canada C$/US$ exchange rate for the period. The Corporation assesses management’s performance using cash operating costs per ounce sold as the Corporation believes the measure is useful in evaluating the Corporation’s operational performance. The most directly comparable measure prepared in accordance with GAAP is production costs. Cash operating costs per ounce sold reconciles to total production costs for the year ended December 31, 2014, as follows:

Year ended December 31, 2014
Production costs ($'000)	$120,303
Less share based payments ($'000)	(408)
Cash operating costs ($'000)	$119,895
Gold sales (ounces)	183,300
Cash operating cost per ounce of gold ($/ounce)	$654
Cash operating cost per ounce of gold (US$/ounce)	$592

All-in sustaining costs per ounce sold. This measure evaluates the total costs of producing gold from current operations. While there is no standardized meaning across the industry for this measure, the Corporation’s definition conforms to the all-in sustaining costs definition as set out by the World Gold Council in its guidance note dated June 27, 2013. The Corporation defines all-in sustaining costs as the sum of production costs, sustaining capital (capital required to maintain current operations at existing levels), corporate general and administrative expenses, in-mine exploration expenses and reclamation cost accretion related to current operations. All-in sustaining costs exclude growth capital, reclamation cost accretion not related to current operations, interest expense, debt repayment and taxes. The costs included in the calculation of all-in sustaining costs are divided by commercial gold ounces sold to obtain the all-in sustaining cost per ounce sold; US$ all-in sustaining cost per ounce sold is translated using the average Bank of Canada C$/US$ exchange rate for the period. The Corporation assesses management’s performance using cash operating costs per ounce sold as the Corporation believes the measure is useful in evaluating the total costs of producing gold from current operations. The most directly comparable measure prepared in accordance with GAAP is production costs. All-in sustaining costs per ounce sold reconciles to total production costs for the year ended December 31, 2014, as follows:

Year ended December 31, 2014
Production costs ($'000)	$120,303
General and administrative ($'000)	13,534
Rehabilitation - accretion and amortization (operating sites) ($'000)	195
Mine in-site exploration and evaluation costs ($'000)	4,486
Mine development expenditures ($'000)	29,667
Sustaining capital expenditures ($'000)	8,389
All-in sustaining costs ($'000)	$176,574
Gold sales (ounces)	183,300
All-in sustaining cost per ounce of gold ($/ounce)	$963
All-in sustaining cost per ounce of gold (US$/ounce)	$872

Adjusted EBITDA, Cash flow from operations, Net free cash flow. The Corporation defines adjusted EBITDA as earnings before finance expense, income tax expense, depreciation,

amortization, share based payment expenses, losses on investments in associates, and write-downs of investments in associates and available for sale investments. The Corporation believes that adjusted EBITDA is an important indicator of its ability to generate liquidity through operating cash flow to finance its existing business and fund future working capital needs, service outstanding debt, and fund future capital expenditures. The Corporation excludes share based payment expenses, losses on investments in associates and write-downs of investments in associates and available for sale investments because these expenses are not reflective of the underlying capacity of the operations to generate operating cash flow on a recurring basis. Cash flow from operations is calculated by deducting capital expenditures from adjusted EBITDA. Management believes this to be a useful indicator of the Corporation’s ability to operate without reliance on additional borrowing or usage of existing cash. Net free cash flow is calculated by deducting debt servicing costs, which are not reflective of the underlying capacity of the operations to generate operating cash flow, from cash flow from operations. Management uses net free cash flow as a measure to evaluate the underlying operating cash flow performance of the Corporation as a whole for the reporting periods presented, and to assist with the planning and forecasting of future operating cash flow. The most directly comparable measure prepared in accordance with GAAP is earnings from operations and associates. Adjusted EBITDA, cash flow from operations and net free cash flow reconcile to earnings from operations and associates for the year ended December 31, 2014 as follows:

Year ended December 31, 2014
Earnings from operations and associates	$45,567
Depletion and depreciation	71,729
Share-based payment expense on production costs and general and administrative	2,668
Share of loss of investments in associates	807
Write down of investments in associates and available for sale investments	865
Adjusted EBITDA	$121,636
Capital spending	(57,901)
Cash flow from operations	$63,735
Debt servicing
Gold-linked note	(15,854)
Stanby Line interest	(2,397)
Convertible debentures interest	(6,469)
Payments of finance lease obligations	(5,522)
Add payments of finance lease obligations included as part of capital spending	1,630
Net free cash flow	$35,123

DIRECTORS’ APPROVAL

The undersigned hereby certifies that the contents and the sending of this Circular to the shareholders of the Corporation have been approved by the Board of Directors of the Corporation.

/s/ Alasdair Federico

DATED at Toronto, Ontario	Alasdair Federico
March 30, 2015	Vice-President, General Counsel &
Corporate Secretary